a2a
energie in comune

08004288

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC
Mail Processing
Section

BY COURIER

August 4, 2008

AUG 07 2008

AEM SPA

Washington, DC
101

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed the translation of the Minutes of A2A Shareholders Ordinary Meeting held on:

- February 22, 2008
- March 31, 2008
- May 30, 2008

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
AUG 14 2008
THOMSON REUTERS

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

A2A S.p.A.

Minutes of the Ordinary Shareholders' Meeting

of February 22, 2008

On the twenty-two day of February 2008, at 10:38 a.m., the Ordinary Shareholders' Meeting of A2A S.p.A. was held in Milan, at "Casa dell'Energia", at piazza Po n. 3.

Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, took the chair of the meeting and declared the session open.

The Chairman announced that:

- in addition to himself, the Chairman, the following members of the Board of Directors were present, Messrs.:

-- Alberto Sciumè (retiring Vice Chairman);

-- Gianni Castelli (retiring Board member);

-- Mario Mauri;

-- Paolo Oberti;

-- Francesco Randazzo;

-- Aldo Scarselli;

- as regular members of the Board of Statutory Auditors, the following Mess.rs were present:

-- Alfredo Fossati (Chairman);

-- Salvatore Rino Messina;

-- Luigi Carlo Spadacini;

- the retiring Directors Messrs. Dario Cassinelli and Antonio Taormina justified their absence.

Mr. Carlo Marchetti, notary public, took office as secretary to the meeting, with the abstention of Mr. Basilio Rizzo (no. 2,100 shares) and the favourable vote of all other attendants.

The Chairman notified and acknowledged that:

- the ordinary session of the shareholders' meeting had been duly convened on first call, to be held on that day and in that place, at 10:30 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 9 of January 22, 2008, Notice No. s-08404, as well as in the daily newspapers "Il Sole 24 Ore" and "Milano Finanza" of January 22, 2008, with the following

agenda

1. Appointment of members of the Supervisory Board; related, inherent and consequent resolutions.

2. Determination of fees due to the members of the Supervisory Board.

3. Appointment of the Chairman of the Supervisory Board.

4. Appointment of the Vice Chairman of the Supervisory Board.

- with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled; specifically:

-- the Directors' explanatory report on the appointment of the members of the Supervisory Board, on the determination of the related fees and on the appointment of the Chairman and the Vice Chairman of the Supervisory Board had been made available to the public at the current registered office, at Borsa Italiana S.p.A., as well as made available on the website www.a2a.eu starting from February 7, 2008;

-- the lists of candidates as a member of the Supervisory Board, deposited by the shareholders and accompanied by the related documentation, had been made available to the public at the registered office, at Borsa Italiana S.p.A. and on the website www.a2a.eu on February 7, 2008;

-- the same lists had also been made public by notice in the daily newspapers "Il Sole 24 Ore", "Milano Finanza", "Il Giornale" and "Avvenire" of February 8, 2008;

- the lists of governance and control offices held by the candidates as a member of the supervisory board in other companies, as received from the shareholders who had deposited the related lists, had been distributed to all those present to the meeting.

The Chairman acknowledged that shareholders representing no. 2,324,654,624 ordinary shares, equal to 74,2012% of no. 3,132,905,277.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 1,629,110,744.04.- were present in person or by proxy.

At that date, the non-voting shares of the company amounted to no. 40,434,850, equal to 1.29% of the share capital.

Then, the Chairman stated that the shareholders' meeting on first call was validly constituted in accordance with the laws and the by-laws and was entitled to resolve upon the agenda.

Then the Chairman notified and informed that:

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*[1], shall be attached to these minutes as an integral part thereof and transmitted to *Consob* pursuant to law and regulation, together with the list of persons admitted to hear the meeting only, including the reporters attending the meeting from appropriate rooms, connected by means of an audio-visual system;

- in order to cope with the technical and organizational needs of the proceedings, some employees and collaborators of the company would attend the meeting from another appropriate room connected by means of a closed circuit TV system;

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to section 13 of the company by-laws, as usual; audio/videotaping and TV broadcasting would not be allowed;

- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98, as amended, and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

Significant shareholders	**no. of ordinary shares**	**% of share capital**
MUNICIPALITY OF BRESCIA	**total 860,172,536**	**27.456%**
MUNICIPALITY OF MILAN	**total 860,172,536**	**27.456%**
of which:		
- directly	860,125,136	27.454%
- indirectly through		
METROPOLITANA		
MILANESE S.p.A.	47,400	0.002%
ATEL HOLDING AG	**total 154,000,000**	**4.916%**
of which:		
- indirectly through		
AAR E TICINO SA		
DI ELETTRICITA' - ATEL	12,520,000	0.400%
- indirectly through		
ATEL ITALIA		

[1] [*Commissione Nazionale per le Società e la Borsa,* Italian Securities and Exchange Commission].

HOLDING S.R.L.	141,480,000	4.516%
CARLO TASSARA S.p.A. total	**78,692,345**	**2.512%**
of which:		
- directly	43,300,345	1.382%
- indirectly through		
ENERGIA E SERVIZI S.R.L.	35,392,000	1.130%
FIDELITY INTERNATIONAL LIMITED	**76,421,807**	**2.439%**

- on October 11, 2007, pursuant to Article 122 of Legislative Decree no. 58/98, as amended, the company was notified in writing of a shareholders' agreement entered into between the Municipality of Milan and the Municipality of Brescia on October 5, 2007; pursuant to Article 122 of Legislative Decree no. 58/98, as amended, the said shareholders' agreement was published on the daily newspaper "Milano Finanza" on October 11, 2007, and filed with the Milan Register of Companies on October 15, 2007, and with the Brescia Register of Companies on October 17, 2007;

- the execution of the said shareholders' agreement was notified by the Municipality of Milan to the company on October 19, 2007, "*also and so far as may be necessary pursuant to section 9, paragraph 6, of the company by-laws. The agreement has been (...) executed by deed drawn up by Mr. Carlo Marchetti, Notary Public in Milan, file no. 3267/1677 and notified by an announcement in the daily newspapers "Corriere della Sera", "il Giorno" and "Milano Finanza"*" on the same date;

- the updated situation of the shares under the shareholders' agreement was made public by notice in the daily newspaper "Milano Finanza" on January 11, 2008; at that date, the company's restricted shares under the agreement were no. 1,720,345,072, equal to approximately 54.912% of the share capital, jointly held (directly and, as regards the Municipality of Milan, also indirectly) by the Municipality of Milan and the Municipality of Brescia, each of which held, as said, (directly and, as regards the Municipality of Milan, also indirectly) no. 860,172,536 company shares, equal to approximately 27.456% of the share capital;

- pursuant to section 9 of the new company by-laws, the right of the Municipality of Brescia and the Municipality of Milan to oppose shareholders' agreements does not apply to the agreements entered into between them; except for the Municipality of Milan and the Municipality of Brescia, the voting right attached to the shares held by one or more shareholders (between which there are the control or connection links required in section 9 of

the company by-laws) to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the shareholders concerned;

- furthermore, pursuant to section 14, paragraph 2, of the new company by-laws, except for the Municipality of Brescia and the Municipality of Milan, the voting right may not be exercised for more than 5% of the share capital, not even by proxy, unless the proxy would be granted within the framework of the procedure for solicitation and collection of proxies under Articles 136 and ff. of Legislative Decree no. 58/98, as amended.

The Chairman then:

- formally requested that those present stated any reasons, if any, to suspend the voting rights pursuant to law and the by-laws;

- acknowledged that none of those present had made any statements in that regard;

- invited the shareholders or their proxies present - wishing to take the floor - to sign up by giving their names to the notary public, at the chairman's table, specifying that when it would be their turn, they could speak with the microphone from the special position close to the table itself;

- before going on to discuss the items on the agenda, notified the technical procedures to manage the meeting proceedings and to vote, specifying as follows:

-- upon registration to enter the meeting, each shareholder or proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons represented, of expressing a "dissenting vote";

-- for voting the two coupons were to be used which were contained in the card delivered upon entry;

-- voting would be carried out by a show of hands; however, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote also by using the abovementioned appropriate coupons;

-- the described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy;

- notified that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters, and proposed to appoint Mrs. Cinzia Debellis and Mrs. Maria Vinti.

The meeting (the attendants being unchanged) approved by majority vote.

Opposing votes: no. 11 shares (Gianfranco D'Atri by proxy from Pier Luigi Zola).

No share abstained.

Favourable votes: the remaining no. 2,324,654,613 shares.

Mr. D'Atri complained that the shareholders had not been allowed to submit alternative candidates.

The Chairman then:

- finally requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before voting or the end of the proceedings, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and, accordingly, their presence would be recorded;

- reported that in case of issue of more than one cards to an individual proxy, the procedure will automatically consider out of and excluded from the voting the holder of any cards remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the cards.

* * *

The Chairman went on to discuss the agenda and first of all proposed to discuss the items on the agenda together, given their clear mutual connection, but to vote each single proposed resolution separately, and to omit the reading of the relevant Directors' explanatory report. On request of Mr. Basilio Rizzo, the Chairman specified that the item concerning the fees due to the Supervisory Board would be discussed independently.

The Chairman then:

- according to the time limits and procedures under section 20 of the new company by-laws, announced the presentation of no. 3 lists of candidates, accompanied by:

a) information on the identity of the shareholders submitting the lists, indicating the overall ownership stake held and the certification proving the title;

b) a declaration by shareholders other than the Municipality of Brescia, the Municipality of Milan and those holding, both individually and jointly, a controlling or relative majority interest, certifying the absence of connections with such entities, as required in the current provisions, including regulatory provisions;

c) detailed personal information on the candidates, as well as by a declaration by the candidates themselves proving that they meet legal requirements, and by their acceptance of candidature;

- the lists submitted had been made public by notice in the daily newspapers "Il Sole 24 Ore", "Milano Finanza", "Il Giornale" and "Avvenire" of February 8, 2008;

- proceeded to read out the names of the candidates listed in **list no. 1** jointly submitted, on February 1st, 2008, by shareholders Municipality of Brescia, as the holder of no. 860,172,536 ordinary shares, equal to 27.456% of the share capital, and Municipality of Milan, as the holder of no. 860,125,136 ordinary shares, equal to 27.455% of the share capital; the resumes of the candidates were available:

1. Renzo Capra, born in Ponte dell'Olio (Piacenza), on September 26, 1929
2. Alberto Sciumè, born in Modena, on August 30, 1949
3. Claudio Buizza, born in Brescia, on May 17, 1952
4. Adriano Bandera, born in Verona, on June 1st, 1942
5. Antonio Capezzuto, born in Naples, on June 14, 1941
6. Dario Cassinelli, born in Alessandria, on July 3, 1952
7. Pierfrancesco Cuter, born in Marone (Brescia), on November 4, 1947
8. Gianni Castelli, born in Milan, on August 29, 1950
9. Luigi Morgano, born in Brescia, on March 15, 1951
10. Marco Miccinesi, born in Florence, on October 13, 1956
11. Angelo Rampinelli Rota, born in Brescia, on October 24, 1934
12. Cesare Spreafico, born in Besana Brianza (Milan), on July 24, 1946;

- proceeded to read out the names of the candidates listed in **list no. 2** submitted, on February 1st, 2008, by shareholder Atel Italia Holding S.r.l., as the holder of no. 141,480,000 ordinary shares, equal to 4.51% of the share capital; the resumes of the candidates were available:

1. Antonio Taormina, born in Massagno (Switzerland), on January 12, 1948
2. Massimo Perona, born in Biella, on August 18, 1963
3. Mario Cocchi, born in Niardo (Brescia), on July 18, 1953;

- proceeded to read out the names of the candidates listed in **list no. 3** submitted, on February 2, 2008, by shareholder Municipality of Bergamo, as the holder of no. 61,665,324 ordinary shares, equal to 1.968% of the share capital; the resumes of the candidates were available:

1. Tancredi Bianchi, born in Caravaggio (Bergamo), on June 12, 1928
2. Diego Rivetti, born in Rovato (Brescia), on September 30, 1957.

Whereas, pursuant to section 16 of the new company by-laws, the Supervisory Board is composed of fifteen members, the Chairman reminded that, pursuant to section 19 of the new company by-laws, the members of the Supervisory Board would be appointed as follows:

(i) twelve members of the Supervisory Board would be taken from the list obtaining the highest number of votes;

(ii) for the appointment of the remaining three members, the votes obtained by each of the lists other than that obtains the highest number of votes and that are not connected, even indirectly - in accordance with *pro tempore* regulations in force - with the shareholders who submitted or voted for the same list as the most-voted list, would be divided subsequently by one, two and three. The quotients obtained for each list in this way would be assigned to the first three candidates in each list. The candidates of all the lists would then be placed in a single ranking according to the quotients assigned to each candidate. The three candidates that have been assigned the highest quotients would be elected as members of the Supervisory Board.

Notwithstanding the foregoing, if the list that has obtained the second highest number of votes would receive a number of votes equal to or exceeding 20% of the share capital with the right to vote at the ordinary shareholders' meeting, the members of the Supervisory Board would be appointed in accordance with the following provisions:

(i) nine members of the Supervisory Board would be taken from the list obtaining the highest number of votes;

(ii) the remaining six members would be taken from the list that has obtained the second highest number of votes and that is not connected, even indirectly, with the shareholders who submitted or voted for the list that has obtained the highest number of votes.

If there are more than two lists that have obtained a number of votes exceeding 20% of the share capital with the right to vote at the ordinary shareholders' meeting, there would be a second vote pursuant to the by-laws.

The first and the second candidate of the list obtaining the highest number of votes would be appointed Chairman and Vice Chairman of the Supervisory Board, respectively. However, if the second most-voted list receives a number of votes representing at least 20% of the share capital, the Chairman and Vice Chairman of the Supervisory Board would be drawn from the first and second most-voted list, respectively.

The Chairman:

- reminded the shareholders who wished to take the floor to sign up in advance by giving their names to the secretary, Mr. Carlo Marchetti, notary public, at the chairman's table, and

invited them to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.

Mr. D'Atri asks to take the floor first to voice his disapproval for the absence of the candidates' resumes.

The **Chairman** invites the shareholder to wait for his turn as prescribed.

The Mayor of Brescia, Prof. Corsini, wishes to turn the meeting's attention to what he believes is a crucial issue for the Company in the very near future, a situation where, in his opinion, rules are silent. This issue regards the gap between this very meeting and the date when the Supervisory Board elected today will appoint the Management Board. Substantially, a decision must therefore be immediately taken on who is supposed to have the power to manage the Company during this gap and on the procedures according to which this power shall be exercised. There are two viable options: either the Board of Directors of the merging company keeps performing its duties until the appointment of the Management Board intended to replace it, or, the Supervisory Board does, by virtue of the application by analogy of Article 2386, paragraph 5, of the Italian Civil Code, which temporarily transfers ordinary administration, in the event of termination of the entire managing body, to the supervisory bodies.

Then, since this is a highly complex and urgent matter, the Municipal Administration of Brescia, informs the Mayor, has turned for an expert legal opinion to Prof. Carlo Angelici, dean of the Faculty of Law at La Sapienza University in Rome, regular teacher of commercial law at the same university, former member and coordinator of the Committee for implementation of delegated powers concerning the systematic reform of company law, and therefore, an eminent figure who, he believes, has the competence to provide a qualified view on the company law reform, and in particular on the different governance models in their succession, but also and, in particular, on the abovementioned Article 2386, paragraph 5, of the Italian Civil Code.

Then, adds Mr. Corsini, Prof. Angelici's opinion rules out any extension of the Board of Directors of the merging company, and emphasizes, on the contrary, "that the dualistic governance and control system applies the rule laid down in Article 2386, paragraph 5, of the Italian Civil Code, and, therefore, in the event of termination of the governing body, responsibilities are temporarily transferred to the supervisory body, obviously within the limits prescribed by this rule."

In fact, it should be considered, adds the Mayor, that the Board of Directors of the merging company ends its term of office and inevitably falls from office at this very meeting, both as a

result of the transition from the so-called traditional system to the dualistic system, and in consideration of the actual fact that three names appearing on the lists deposited by the Municipality of Milan for the election of the Supervisory Board are those of three members sitting on the said Board of Directors. So, since positions in the Board of Directors and the supervisory body cannot be concurrently held, also independently from the alternation of different governance systems, the Board of Directors of the merging company will dramatically drop below the minimum threshold of seven members established by the by-laws of AEM, which implies termination of the entire body.

What's more, the conclusions of the distinguished Professor rest not only upon extremely solid technical-juridical foundations, which are not dealt with here, since his opinion will be attached to the minutes of the shareholders' meeting, but also, and in particular, upon the distinctive aspects of the combination between ASM and AEM, which include, first of all, the aim to give balance to the two corporate groups intended to merge (the well-known principle of the merger on equal terms), which would be upset if the bodies appointed only and exclusively by the merging company were to continue their functions.

Another key issue is that the merger plan had expressly decided to hold the shareholders' meeting for making corporate appointments "no sooner had the merger come into effect ... and in any case within ten working days of the same", in order to avoid further prolonging the imbalance beyond the necessary time; and then that "before the shareholders' meeting is held, the Board of Directors of the merging company, in the frame of the combination project, will guarantee the ordinary administration of the company following the merger." Therefore, the merger plan clearly demonstrates both ASM and AEM's intention to set time and power limits to the administrative tasks temporarily assigned to the Board of Directors of the merging company; it is then clear that a further extension thereof would clash with this intention.

Finally, the Mayor Corsini points out that the ten working days deadline set by the merger plan to hold the present shareholders' meeting was completely ignored, because of the large 40-day delay. In his opinion, this has abnormally extended the already protracted frantic activity of the Board of Directors of the merging company; or rather, its Chairman's, who never called the Board meeting in this interim period and concentrated all the powers of management of the Company, from the effective date of the merger, into his own hands. So, given all these circumstances, it would be even more detrimental to further prolong such frenzy, for the time required for the Management Board to take office.

He therefore invites the members of the supervisory board elected today, and not much earlier as planned, to assume the ordinary administration of the Company, in accordance with the provisions under Article 2386, paragraph 5, of the Italian Civil Code, on a temporary basis or until the moment when the Management Board being appointed is effective for all purposes.

Mr. Lonardi announces he would like to name his address "the house of rules", after the Town Hall of Cadore, to remind everyone that rules need to be complied with.

He points out the fact that he is speaking also in the name of *Associazione Azionariato Diffuso*[2] of AEM, an association that filed an appeal with the TAR[3] on May 5, 2004, with regard to the shareholders' meeting held on April 29, 2004, to approve the by-laws. The ruling handed down by the Court of Justice on December 6, 2007, he recalls, reiterated, *inter alia*, the principle arising from a Community directive, which declares that companies must be controlled and managed according to market mechanisms and shareholding democracy. Indeed, those who drawn up the by-laws passed on April 29, 2004, should have been aware of such principle, as well as the notary public who validated the related resolution. However, in his view, other needs had to be met at the time, while the Municipality showed "incredible arrogance" in bending rules that could not be defended.

He recalls, on the other hand, that during the shareholders' meeting held on April 29, 2004, the Municipality and several other listed companies decided to vote in favour of the by-laws: proof, in his view, that the "alliance capitalism" much hyped by the press is a fact.

In this regard, he wonders why some shareholders, like Credito Valtellinese, Mediobanca, Credito Artigiano, Popolare di Sondrio (unlike Edison, for example) voted for a rule that penalized AEM shareholders, potentially reducing the value of the stock. That meeting, he adds, approved by-laws he clearly considers inappropriate and illegitimate, and it seems really odd that the votes in favour include those by shareholders such as Istituto Centrale Banche Popolari or Fondazione Cariplo; what's more, the latter's corporate purpose mentions principles such as ethics and fairness. Some investment funds, who usually criticize listed companies to increase their share value, also endorsed the decision: on that occasion, instead, their favourable vote meant voting against the interests of AEM shareholders, punished by the proposed by-laws.

He therefore requests information on the legal advice and notarial services costs for the by-laws approved at the time, as well as the costs for legal aid for the defence of AEM before the

---

[2] [The association groups together the shareholders of AEM, i.e. a publicly-owned company with a broad shareholder base].

[3] [*Tribunale Amministrativo Regionale,* Regional Administrative Court].

TAR, the Council of State and the Court of Justice. In his view, this is a crucial matter, since he believes the actions were initiated not on behalf of all the shareholders, but rather on behalf of the Municipality only. Associazione Azionariato Diffuso's action, instead, was taken to act on behalf of the company as such and of all the shareholders.

He adds on this point that the shareholders' meeting, attended by the two majority shareholders, should resolve on the refund of expenses incurred by the plaintiff shareholders, up to the costs incurred by AEM for various proceedings. The claim cannot be considered disproportionate, since it refers to refunds for money badly spent, in his opinion, by the Company, whereas the Association's appeal was filed, he stresses, in the interest of all the shareholders.

Arguing his proposal with regard to the agenda, the shareholder points out that in the dualistic system, the Supervisory Board's responsibilities include also those of the Board of Statutory Auditors, that is checking for compliance with the law and the by-laws: he therefore hopes that the new board members, regardless of their respective resumes, are able to have the rules respected to protect all shareholders, not only the main advocates of their appointment.

With regard to the dualistic system and in more general terms, the shareholder also states that the system's success or failure will be measured some time in the near future, and much of it will also depend from the people who should actually make it work. In his opinion, the reason why the dualistic system has enabled a series of merger transactions is that it has actually guaranteed a position to all directors of the companies involved: better would it have been, particularly in the case of public shareholders, if the decision to implement combinations had been taken out of necessity.

Regarding A2A, in particular, since the company is held by two municipalities, therefore by two whole communities, and given the kind of services offered, also including services dedicated to waste collection and disposal, he believes the Supervisory Board should have the financial statements examined, in any case, by the shareholders' meeting. In doing so, it would guarantee greater transparency, while shareholders, as well as the citizens making use of the services rendered by the Company, could actually measure for themselves the efficiency of the business performance. In fact, these are companies concerned not only about end-year results and dividend distribution, but also about providing effective services. He therefore reiterates his request to actually resort to the provision allowing one third of the

Supervisory Board members to have the financial statements examined by the shareholders' meeting, saving it from discussing minor questions only.

Mr. Fragapane, sincerely hopes the Company goes back to the traditional governance system, since the dualistic system has so far created too much concern, disagreements and uncertainty, as also demonstrated by the recent interventions of the Governor of the Bank of Italy.

He shares the opinion that the dualistic system has been used mainly to "swell the number of positions", but has failed to improve the efficiency of the management.

He asks where the next shareholders' meetings will be held, hoping it's Milan, and if the half-year report will still be examined by the shareholders.

Mr. Basilio Rizzo, first of all points out that the address by the Mayor Corsini, an extremely righteous person, is indicative of a rather complex situation, since one has the impression that the new marriage has not started off so well. This also means that the two main shareholders have failed to solve problems ahead of the shareholders' meeting; this, he mentions, raises a few concerns. Moreover, the clash among shareholders demonstrates that the new by-laws are not particularly effective, since they have failed to prevent conflicts.

That said, the shareholder dwells upon the question of the Court of Justice's ruling, which, he recalls, is ascribable, in his view, to the majority shareholder's arrogance and to the Board of Directors' failure to protect shareholders as a whole. He recalls how he had already emphasized that, if the Board of Directors, whose decision was rebuked today by the European Court, wishes to respect the principles of fairness and consistency of decisions taken and responsibilities assumed, then it should act accordingly. Instead, the lists of candidates to the Supervisory Board include former members of the Board of Directors. No sign of self-criticism has been seen yet.

As to the point being discussed, he asks why does today's meeting fail to apply the regulations of section 18 of the by-laws, which provides that, insofar as the Municipality of Milan and the Municipality of hold over 50% of shares, the Supervisory Board should be appointed through the direct system. As far as he is concerned, adds the shareholder, he is rather happy that such procedure was not adopted: however, a reason should be given for this choice. In fact, the by-laws come into force today, and therefore section 18 is now fully in force: therefore, he asks again why the latter is not applied.

In his view, the very reason lies in the European Court's ruling, that has held that the regulations under Article 2449 of the Italian Civil Code are contrary to the principles behind the Community legislation. Accordingly, the Board of Directors has shielded itself against the

risk of appeals (if any) and, in his opinion, has purposely prevented using the direct appointment mechanism. That said, he states, no mistakes have been expressly admitted, no excuses have been presented to the shareholders' meeting and to shareholders, and no responsibility has been taken for what occurred.

After pointing out that his abstention against the Chairman and the appointment of the secretary is also ascribable to the management of previous shareholders' meetings, and in particular of the shareholders' meeting that approved the by-laws, in light of the European Court's ruling, he renews his request for clarification on the reasons why section 18 of the by-laws cannot be applied today.

As to the submission of lists, Mr. Basilio Rizzo recalls that the last three members of the Supervisory Board must be drawn from lists that are not connected, even indirectly - in accordance with *pro tempore* regulations in force - with the shareholders who have submitted or voted for the majority list, i.e., substantially, the Municipality of Milan and the Municipality of Brescia. However, the Municipality of Milan's proceedings relating to the merger transaction between AEM and ASM, and in particular the guidelines shared by the two municipalities concerned, indicate that the Municipality of Milan and the Municipality of Brescia's conduct helped the Municipality of Bergamo - as required by the transitional provisions that shall regulate the appointment of the first Supervisory Board of the company following the merger - place a representative on the Supervisory Board for the first three-year period, joining the twelve members appointed or designated by them. This clearly proves, in his opinion, the existence of connections between the Municipalities of Milan and Brescia and the Municipality of Bergamo, and shows why some shareholders submitted no list, despite the fact they hold over 2%; in his opinion, they were in fact dissuaded by the majority shareholders from submitting lists, precisely to allow the appointment of the representative of the Municipality of Bergamo.

The absence of affiliations, he adds, presumably intends to guarantee corporate democracy, thus preventing the completion of secret deals: however, he stresses, the abovementioned document demonstrates that the majority shareholders committed themselves to another shareholder, which proves, in any case, there may be an indirect affiliation.

Regarding the candidatures presented, the shareholder states that, as far as the Municipality of Milan is concerned, proposals were made basically from a political perspective, a point that must be acknowledged, leaving any opinion on the merits aside. Then again, if one takes a closer look at the candidates, one would acknowledge, for instance, people who have never been involved in energy, but are there as former spokesman of a Minister.

Approaching the end of his address, he recalls that some of AEM's directors are involved in a gas measurement scam: wouldn't it be wiser, he asks, to set a good example, as a matter of self-protection too, give up their race for the Supervisory Board and wait for their case to be solved, seeing how important their position is in the eyes of citizens.

He finally asks to be given precise indications on the fees that will be proposed for the members of the Supervisory Board.

Mr. Borghini, by proxy from the Municipality of Milan, expresses, in the name of the Municipality itself, his satisfaction for the completion of the transaction, which transcends the boundaries of Milan and the Lombardy Region. He extends his gratitude to the architects of the operation, i.e. Mr. Capra and Mr. Zuccoli, who successfully steered the two companies towards the combination. His appreciation also goes to the Mayor of Brescia, as well as to the Deputy Mayor, who, together with the Municipality of Milan, spared no effort to make it happen.

The transaction, he emphasizes, is a historic accomplishment which involves the whole country: this should be remembered if and when problems arise.

Leaving the juridical remarks made by the Mayor of Brescia aside, Mr. Borghini points out that the Municipality of Milan sees no culpable delay in the calling of today's meeting, and simply believes that the time limits required by law and the transparency required in particular moments where important decisions must be taken, have been met.

On the other hand, he approves the conclusions of the Mayor Corsini and, in particular, emphasizes the need shared also by the Municipality of Milan, to speed up the appointment of the Management Board, since all are aware that an important company like A2A cannot restrict itself to ordinary administration: the company, he stresses, needs someone at its helm, and the Supervisory Board and its Chairman will certainly be able to decide quickly and wisely.

Mr. Mancuso, recalls that, in a recent meeting in Castelbarco, the Chairman had declared that, if the company performs badly, the directors, not the shareholders will be to blame.

He adds that approximately 50% of the share capital is held by public entities, while the other 50% is in the hands of a broad shareholder base, namely small shareholders who invest their savings and hope for the best.

Regarding this point, he brings to mind the provisions of the Constitution, specifically, Article 47, which states that the Italian Republic encourages and protects savings, as well as favours the access of private savings to home ownership, to direct farm ownership and to direct and indirect equity investment in the large production conglomerates of the Country.

A2A, he points out, produces services and energy and can then be considered a public company, which means that rules must be strictly followed, also to protect small shareholders. Recalling a few previous addresses regarding, in particular, the delayed calling of the shareholders' meeting, the belief is that rules were not actually observed, and this has shed a poor light on the image of the Municipalities and has been unfair to small shareholders.

Regarding the candidatures, he observes that the resumes submitted are poor in details: now, leaving aside any questions as to whether such details may suffice or not, in his view, these resumes, if not from a juridical, then at least from a "corporate" point of view, should be sent to Consob, for checks. The dates on the resumes show that Consob, in any case, has had no time to view them, since some of these dates go back to just a few days ago: in his opinion, in this case, the expectations of the broad shareholder base, which trusts in Consob to have its rights protected, were poorly safeguarded.

With specific regard to the candidature of Mr. Angelo Rampinelli Rota, he notes that the profile card provided can hardly be read, and in any case shows positions held in the Beretta Group company, a group that is not active in the energy field but in the field of weapon manufacturing.

He asks whether the Company has sent the candidature documents to Consob, and repeats that some of them can be hardly read and that twelve members of the Supervisory Board are, in his view, too many.

Mr. Maresca, first of all deplores the difficulty to examine the documentation filed with Borsa Italiana and the registered office. In fact, the Stock Exchange offices give no help at all to small shareholders seeking information, and getting admitted to its HQ is equally difficult. Broadly speaking, he observes, it often occurs that the documentation that has been deposited - the one small shareholders can examine - is not the one that was actually circulated during the shareholders' meeting.

So, his request for the next shareholders' meetings is that shareholders should be admitted to the offices to have a proper look at the meeting documents.

On the other hand, with the adoption of the dualistic system, the shareholders' functions and those of the shareholders' meeting have been heavily scaled down. It is the responsibility of the shareholders to appoint the members of the Supervisory Board, to determine their fees, to start actions against directors (if any), to distribute profits and to appoint independent auditors: however, the shareholders' meeting is no longer entitled to approve financial statements.

He shares a previous proposal by a shareholder to have the financial statements submitted by the Supervisory Board to the approval of the shareholders' meeting, in order to shift smoothly from one system to the other.

Regarding the Supervisory Board, he points out firstly that the by-laws provide for a wide range of responsibilities and rights. However, in his view, the most delicate issue regards professionalism and honesty requirements that members should have and, in particular, the limits set to the number of positions that can be held. The newspaper "Il Sole 24 Ore", adds the shareholder, has recently reported how a great many directors of listed companies have accumulated too many positions, a point shared by various analysts: Consob should keep a more watchful eye here.

As far as today's candidates are concerned, he believes that some of them hold an abnormal amount of positions, especially if one considers that the new system grants too many functions to the Supervisory Board, which the traditional system distributes between the shareholders' meeting and the Board of Statutory Auditors. As a result, the elected candidates might not even have the time to dedicate themselves as they would to the Company, and some might even risk ending up in court because of the many positions held. He asks how would A2A react if one of its members were to stand on trial, given that the by-laws only refers to the general requirement of "professionalism."

He ends his address expressing the hope that the fees proposed for the Supervisory Board, as well as those that will be established for the Management Board, does not include stock options.

Mr. D'Atri, points out, first of all, that the meeting cannot be considered a meeting of directors, but of shareholders, so the need is to involve as many shareholders as possible.

After introducing himself as a professor at Calabria University, he files a complaint pursuant to Article 2408 of the Italian Civil Code, against the current Board of Statutory Auditors, to shed light on the reasons why the 10-day deadline initially set to call today's meeting was not met, approving, in this regard, the remarks submitted during a previous intervention. He also requests an appropriate enquiry on the non-application of the procedure under section 18 of the by-laws, inviting the Board of Statutory Auditors to give a prompt answer to shareholders in this very meeting if possible. He protests against what he considers unwarranted obstruction by the directors regarding the objections against the 2004 shareholders' meeting, and invites the auditors today, and the members of the Supervisory Board in the future, to assess whether there are sufficient grounds to bring an action against directors, in the event their conduct has harmed the Company.

Regarding the Chairman's conduct in the shareholders' meeting so far, he refuses his invitation when opening the discussion , to follow the rules, since the Chairman himself failed to do so, managing things, in his view, with "top-down authority". In this regard, he also invites the forthcoming Supervisory Board to draw up rules for the shareholders' meeting.

With regard to the documentation prepared for the appointment of the Supervisory Board, he recalls that, under the by-laws, shareholders should be given exhaustive information on each candidate's profile: he therefore asks, as a supplement to the information already available, if there are candidates who have been convicted of a criminal offence or have received administrative sanctions, in particular in relation to activities regarding the management of companies and public positions held. He observes that, after so much debate, Parliament has now chosen, at a political level, to keep out candidates who have been charged of serious accusations: it would be equally appropriate to exclude from the Supervisory Board candidates who may well be respected people, but have received criminal or administrative sanctions, related in particular to responsibilities held in companies.

He then asks what actions will the new members of the Supervisory Board take to have the rules of transparency and corporate democracy observed. Companies like A2A, whose aim is to become a public company, are accustomed to the fierce clash of interests among stakeholders, users and shareholders: it is really hard to find a balance, so the candidates to the Supervisory Board should explain how they intend to act.

Their platforms need to be examined urgently since there are reasons to believe that the logic behind their names is basically that of the two main shareholders, i.e. the Municipality of Milan and the Municipality of Brescia. But this does not suffice for a listed company.

Prof. D'Atri then points out that the Company's real problem today is the time required to appoint the new governing body: he therefore proposes to add a motion on the agenda of the present shareholders' meeting for the appointment of the Management Board and, in particular, to request the shareholder's meeting to empower the Supervisory Board to make this appointment, for example, within 10 days of the date when the Supervisory Board itself take office.

Mr. Le Pera first specifies that he also attends on behalf of the company D&C Governance, a consultancy company active in the governance sector.

He then dwells upon the current temporary period the Company is now facing, and asks what is the Company's opinion, and if the outgoing Board of Directors has requested an opinion on the board which is supposed to have ordinary administration functions, until the appointment of the Management Board. He points out that this is an extremely complicated and

unprecedented issue: that said, a solution needs to be found to immediately guarantee proper management of the Company starting from tomorrow. The shareholders' meeting appears to be the most suitable place to take such a decision.

The shareholder then points to the fact that, given A2A's particular business, its relations are restricted not only to shareholders, but also to a wide range of stakeholders: obviously, specific importance must be attached, among them, to users.

So, owing also to the presence of public shareholders as reference shareholders, he believes the Company should consider and adopt a governance model particularly complex and articulated that can meet the interests of all stakeholders and fix the communication deficiencies between management and stakeholders such as those in today's shareholders' meeting.

Mr. Trevisan points out that he is the proxy of numerous investment funds, but speaks for himself as holder of one thousand shares; what's more, his views are, presumably, shared by other investors too.

After acknowledging that today's appointment is made by list vote, not through the direct appointment mechanism, he raises concerns for the non-immediate appointment of the Management Board and the resulting uncertainties as to whether interim management should be maintained by the current Management Board or transferred to the newly-appointed Supervisory Board. In this regard, he observes that the provisions under the Italian Civil Code previously referred to could actually be seen, if not in the exceptional case expressly contemplated, as a way to impede the transfer of ordinary administration to the Supervisory Board; whatever the case, disregarding legal aspects, the main point here is that markets cannot tolerate discontinued management of a business.

Today A2A is a thriving company with high international profile of growth and success, whose operations transcend its native turf. Such a company, he stresses, cannot afford to have a power vacuum, as would be the case if the "interregnum" period mentioned today were to be prolonged. On the other hand, effective management requires appropriate knowledge of the company and understanding of its dynamics in order to implement the proper strategies: such action cannot be taken by whoever is chosen to manage the company for a limited period of time. An extra-interim period would also increase the new Management Board's difficulties in assuming administration.

In light of these considerations, he stresses how shareholders would have all to gain if the Supervisory Board could immediately appoint the Management Board, sparing the extra power vacuum. The market's interest in preventing discontinued administration should then

lead the Supervisory Board, disregarding the various legal options on the table, to continue in the current administration until the appointment of the new governance body. This is the only practical option for a company that competes today in the international arena.

Mr. Girelli points out that his main concerns do not regard law or procedures, but rather the company's income and financial aspects, since these are the parameters to decide whether to buy or sell shares.

That said, he requests information on the 2007 performance, in particular, if shareholders can hope for a dividend hike, and also asks how things are going in the first part of 2008, and if synergies have already been implemented with ASM di Brescia.

Finally, he asks for an updating as to the negotiations to renew the shareholders' agreement between A2A and EDF in relation to Edison.

Mr. Vecchio shares the Mayor Corsini's views and hopes no conflict arises between the new Supervisory Board and the Board of Directors stepping down in today's meeting. In this regard, he recalls that, according to the resolution passed by the extraordinary shareholders' meeting of October 22 established that the dualistic governance and control system would have come into effect upon the date of the shareholders' meeting called to appoint the first Supervisory Board. This resolution, he states, is extremely clear and remains the only document that third parties can examine. Hence, he believes that the interpretation proposed by the consultants mentioned by the Mayor is the only clear interpretation that can guarantee real certainty, also in terms of corporate representation.

As to the appointment of the Management Board, he recalls that the by-laws set a clear deadline and that, in any case, the possibility of the Supervisory Board being responsible for ordinary administration pending the appointment of the management board is also a usual case while incorporating a company governed by the dualistic system.

He ends his address by emphasizing that the only official referable act is the latest extraordinary shareholders' meeting held by the Company, which voted the Board of Directors' termination today.

Mr. Caradonna, after stating that he is attending the shareholders' meeting both as shareholder and journalist, points out that the candidates' resumes make no mention of their eligibility to be qualified as independent. He adds that no mention is even made in the by-laws, unlike other by-laws based on a dualistic system.

He then asks if the failure to indicate the independence requirement in the resumes means that none of the candidates can truly be considered independent. In this regard, he specifies that a company like A2A should adopt a broader meaning of independence, which includes, for

instance, political independence: it would be extremely helpful to learn if there are candidates who do not side with anyone.

He finally observes that many candidates have mentioned they hold numerous positions: far from doubting their professional qualities, he asks if, given such circumstances, the members will have time to devote themselves to the Company.

Mr. Buzzi appreciates the Mayor Corsini's address, and hopes it implies a less aggressive and "arrogant" attitude by the Municipality of Milan against small shareholders: he hopes, in particular, that the Municipality of Brescia can counterbalance the other shareholder.

Moreover, he points out that during shareholders' meetings, shorter addresses are a sign of respect towards shareholders and directors: he hopes this can be a lesson for everyone in the future.

Since nobody else took the floor, the **Chairman** went on to give the following answers.

In particular reference to the Mayor Corsini's remarks, he points out that the Board of Directors has obviously taken account of the gap between the appointment of both the Supervisory Board and the Management Board. On the other hand, the conclusion of the opinions requested on the matter collides with the Mayor's. He also stresses that, in any case, it is not the responsibility of the shareholders' meeting to choose which of the two is the best option. Instead, all the addresses clearly demonstrate that the adoption of the dualistic system needs its organizational setup to be completed in the shortest possible time.

On the other hand, today's situation is extremely unusual, since it is only typical of the transition from one system to another: in a dualistic system, when the Management Board ends its term, it still maintains its powers until the new board is appointed. Today, everyone, in particular the Supervisory Board, should spare no effort to appoint the first Management Board in the shortest possible time.

On the other hand, the current Board of Directors has appointed two general managers and has granted them adequate powers to manage the Company for the time being until the Management Board is appointed, thus avoiding any power vacuum. However, it remains clear that no extraordinary transaction may be carried out until the appointment is made.

Continuing his replies, Mr. Zuccoli, regarding the time needed to call the present shareholders' meeting, rules out his or any other director's deliberate delay. AEM then A2A's Board of Directors have done their best to reach the results everyone knows: the mere idea of directors wishing to "survive themselves" sounds unfair. Indeed, he observes that certain time requirements were necessary to call today's meeting, such as the thirty days necessary to

publish the notice in the Official Gazette. And in the time being, neither the Chairman nor others have plotted against the interest of shareholders.

In any case, he repeats, it must be acknowledged that there is a general urge to minimize the time requirements to appoint the Management Board.

As to the judicial action before the TAR, he points out that the Company was defended by in-house counsels, therefore no particular costs were incurred: the Company will pay what it must if that is the Judicial Authority's ruling.

More broadly speaking, regarding the old by-laws, he points out that they are no longer effective: today, the company has new by-laws an the European Court has handed down a ruling according to which the wording of Article 2449 of the Italian Civil Code does not appear to be in line with the Community regulations.

He specifies that the Company is not aware, pursuant to the current regulations, of any affiliation between the Municipalities of Brescia and Milan, on the one hand, and the Municipality of Bergamo, on the other hand, as declared by the Municipality of Bergamo itself when submitting its own list for the appointment of the Supervisory Board.

As to the Company performance, he informs that 2007 closed with a recovery in the last quarter compared to the previous year: final figures are still not available. On the contrary, the current Board of Directors can say nothing about the amount of dividends that will be proposed by the competent body.

As to the synergies implemented with ASM Brescia, now that the two major companies are placing the finishing touches to the merger, the Chairman emphasizes the great enthusiasm shown by the ruling class of Milan and Brescia, and the awareness that a remarkable accomplishment has been achieved in the interest of all shareholders of A2A, and of the Country as a whole. So far, this has been one of the few mergers free from contention, except for some very particular moments: this means that the merger is a good project and is bound to succeed. He therefore thanks the collaborators, executives, employees and workers who have spared no effort to give up parochial concerns and give birth to a project of national reach.

As to the relationships between A2A and EDF, the Chairman recalls the tough and important challenge with the world's leading power company. When the goal was achieved, everyone realized that the transaction reflected the interests of all shareholders of AEM. The challenge is as tough again, where it is necessary to find balance every day: but the atmosphere is more relaxed now. This reinforces the idea that, in the future, even the new company born of the merger will be able to benefit from the advantages arising from such an important acquisition.

After reminding Mr. Caradonna that all the candidates have declared that they meet independence requirements under Article 148 of the TUF[4], the Chairman ends by formally acknowledging, once again, the attendants' urge to speed up the appointment of the Management Board.

Mr. Gotti invites the attendants to show the meeting's appreciation by giving a round of applause to the Chairman and to Mr. Capra, attending the meeting, for their accomplishments.

The **Chairman** then takes the floor again and adds, at the request of the audience, that the Company has recently been admitted to the list of authorised entities to submit a non-binding offer for an important Belgian company operating in the gas trading sector. This is, he stresses, a quite important initiative, in line with the strategy of expansion abroad peculiar to A2A.

In reply, **Mr. Basilio Rizzo**, again points out that the abovementioned public document of the Municipality of Milan appears to indicate a connection between the Municipality of Milan and Brescia, on the one hand, and the Municipality of Bergamo, on the other hand, and asks who should verify the actual existence of such a connection, once the lists have been submitted.

He then requests clarification on the reasons for choosing the list vote to appoint the Supervisory Board, instead of the direct voting by the Municipalities, since section 18 of the new by-laws opts for the direct vote in the event the two Municipalities overall hold over 50% of the share capital. He observes that, if the Board of Directors deems the provisions under section 18 to be non-applicable as a result of the recent ruling of the Court of Justice, then section 18 should be formally deleted from the by-laws.

To conclude, regarding the administration of the Company during the interim period, he believes the supreme body of the Company, i.e. the shareholders' meeting, should have its say. In fact, the two possible options envisage interim management in the hands of either the Supervisory Board or the outgoing Board of Directors, but such a decision cannot be taken in-house, but by the shareholders at this very meeting. As to the merits of the issue, he observes that, since both majority shareholders have agreed to the list submitted for the Supervisory Board, there seems to be no impediment to delegate management responsibilities to the Supervisory Board itself.

Mr. Galeone, after expressing his disappointment for missing the Mayor Corsini's address, and after approving several of the following addresses, notes that common sense should be

[4] [*Testo Unico sulla Finanza,* Consolidation Act on Finance].

used to solve the temporary administration problem. From this perspective, it is hard to imagine the Supervisory Board as being the best subject to take on such responsibilities: instead, responsibilities should be delegated to those who live in and work hard for the Company every day, i.e. the management, the head offices staff, the employees, since these people have helped the Company grow to today's levels.

He then shares the Chairman's opinion that business continuity will be ensured by the two general managers until the appointment of the new Management Board. This is, in fact, an unprecedented problem no one has ever faced before: all the more reason to take common sense decisions, leaving theoretical considerations aside.

Mr. D'Atri again asks for the Board of Statutory Auditors' opinion on issues he previously raised, in particular, on the time requirements to call the shareholders' meeting.

Regarding interim management, he observes that, if two general managers are considered qualified for the job, then one should infer that the 15 members of the Supervisory Board and the 6 members of the Management Board about to be appointed are of no use.

As for the issue previously raised on position of the Municipality of Bergamo, he points out, in his view, that it takes more than just a declaration by the Municipality of Milan and the Municipality of Brescia on their readiness to "accept" a director representing the Municipality of Bergamo to presume a connection between them. Such an assumption would imply the existence of covert agreements between the municipalities which would require, *inter alia*, an opinion by Consob.

He goes back to the question regarding the candidates' resumes, which appear on the website, but have not been circulated to the shareholders' meeting, to point out that the regulations in force state that candidates themselves should provide exhaustive personal information. The question is obviously what does "exhaustive information" mean? In his opinion, such a concept must also include information on whether they have ever been convicted of a crime, or subjected to civil or administrative penalties. He then renews his request to make these details available, in particular, details on any sanctions by Consob or other bodies. This would set a good example of transparency, given also the public nature of its shareholders.

To conclude, he asks if the resolution could also include the invitation for the Supervisory Board to promptly appoint the Management Board.

On the invitation of the Chairman, the **Secretary** points out that the functions of a shareholders' meeting are typical, but the minutes will certainly include such invitation made by the shareholders.

Mr. Mancuso voices his disappointment for the answers received, and again complains about the poor information on candidates' documents provided to shareholders. After asking again if such documents were previously sent to Consob, he observes that no mention is made of the candidates' independence: he therefore requests information on the political background of the six candidates presented by the Municipality of Milan and the six candidates presented by the Municipality of Brescia.

Again, he emphasizes that the documents circulated in the shareholders' meeting point to the question concerning candidates' honesty, since almost all have mentioned that they hold many positions, whereas, in his view, the rules in force indicate a maximum of three. He ends by stating that, given the accumulation of so many positions, the members of the Supervisory Board will either not take part in the board's activities or, in any case, they will not be able to gather the necessary information, cloning the majority's opinion.

Mr. Lonardi states that the Company has no more options left on the issue regarding the old by-laws. He points out that he is aware of the fact that the Company paid a notary public to validate the resolution adopted by the shareholders' meeting in April 2004, and that fees were paid to a law firm appointed to prepare the by-laws subsequently approved and to the legal counsels who defended the Company before the Council of State and the European Commission. However, he stresses, he was the only person to have performed his duty in the interest of the Company and of all shareholders, including, after all, the Municipality of Milan itself.

He renews his request to quantify their fees, for reasons of transparency, since, in his view and in the Court of Justice's, their services brought no benefits. He believes this is because, when the time came to resolve, "arrogance" was preferred to the compliance with principles of law, ethics and morals, despite the heated debate on proposed by-laws.

The TAR, he recalls, will have to decide on the refund to the association and to the shareholders who led what can be considered a "fight for shareholding democracy": he therefore intends to have details on the costs incurred by the Company and have the same amount refunded. Turning to the attending representative of the Municipality of Milan, he renews his request to have the shareholders' meeting resolve on the refund of these costs to the shareholders, on the one hand, as a gesture of transparency and, on the other, to apologize for what he considers an unfair conduct held in 2004.

In this regard, the **Chairman** points out that the information requested by the shareholder is not available at this time, but will be soon. In any case, he observes, this question is not on the agenda today.

As far as interim management is concerned again, he recalls that the Supervisory Board is, by definition, a watchdog body: as such, its members have presumably been chosen as the most qualified subjects to hold these responsibilities.

Instead, the Management Board will be the actual company's operating arm and the decision-making body, responsible also for decisions regarding extraordinary administration. As far as ordinary administration is concerned, if it takes a few days only to appoint the new body, then it appears logical to leave ordinary administration in the hands of the current management, avoiding upsets that could be reversed soon after.

Since nobody else took the floor, the Chairman, after declaring the discussion closed:

- acknowledged that shareholders representing no. 2,323,916,849 ordinary shares, equal to 74,1777% of no. 3,132,905,277.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 1,629,110,744.04.- were present in person or by proxy;
- invited shareholders to cast their vote for the foregoing lists, by also using the blue coupons nos. 1 e 2 of the voting card, marking the box aside the chosen list and handing the coupon over to the staff in charge; abstentions should mark the appropriate box;
- recalled that each shareholder, the shareholders joining a shareholders' agreement relevant to the purposes of Article 122 of Legislative Decree no. 58/98, as amended, the controlling entity, the subsidiaries and the companies subject to joint control pursuant to Article 93 of Legislative Decree no. 58/98, as amended, could not vote different lists. Approvals and votes cast in violation of such requirement would not be attributed to any list;
- requested again the attendants to declare limitation or lack of entitlement to vote (if any), and he kindly invited them not to leave the hall before the end of the vote (nobody took the floor);
- put to the vote (at 1:24 p.m.) the lists described above.

At the end of the voting formalities, the Chairman declared the voting closed and announced the following results:

- the most-voted list is list n. 1, jointly submitted by shareholders Municipality of Brescia and Municipality of Milan, with no. 1,720,677,450 favourable votes, equal to 74.0421% of the voting shares present at the meeting;
- the second most-voted list is list n. 2, submitted by shareholder Atel Italia Holding S.r.l., with no. 423,598,399 favourable votes, equal to 18.2278% of the voting shares present at the meeting;

- the third most-voted list is list n. 3, submitted by shareholder Municipality of Bergamo, with no. 143,504,537 favourable votes, equal to 6.1751% of the voting shares present at the meeting;
- abstained: no. 36,114,318 shares;
- opposing votes: no. 22,145 shares.
See attached details.
Therefore, since the second most-voted list failed to reach a number of votes equal to or over 20% of the share capital with the right to vote at the ordinary shareholders' meeting, according to the procedure specified above, the Chairman announced that, pursuant to section 16 of the new company by-laws, the candidates who had been elected to the Supervisory Board, for three financial years up to the date of the shareholders' meeting as required in Article 2364-*bis,* paragraph 2, of the Italian Civil Code, were the following ones:
- Renzo Capra
- Alberto Sciumè
- Claudio Buizza
- Adriano Bandera
- Antonio Capezzuto
- Dario Cassinelli
- Pierfrancesco Cuter
- Gianni Castelli
- Luigi Morgano
- Marco Miccinesi
- Angelo Rampinelli Rota
- Cesare Spreafico
- Antonio Matteo Taormina
- Massimo Perona
- Tancredi Bianchi.
The Chairman, again:
- recalled that the name list of shareholders who had voted for (indicating the list voted by them), against and abstentions, and the related number of shares, had been attached to these minutes as an integral part thereof.
- invited the shareholders' meeting, as a result of and in the context of the appointment of the Supervisory Board, to permit, insofar as it is necessary, the Supervisory Board itself to grant

authorization to the members of the Management Board pursuant to the combined provisions of Articles 2390 and 2409-*undecies* of the Italian Civil Code;

- requested again the attendants to declare limitation or lack of entitlement to vote (if any), and he kindly invited them not to leave the hall before the end of the vote;

- acknowledged that shareholders representing no. 2,323,915,449 ordinary shares, equal to 74,1776% of no. 3,132,905,277.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 1,629,110,744.04.- were present in person or by proxy;

- put to the vote (at 1:38 p.m.) the list described above.

At the request of the audience, the Secretary proceeded to illustrate the rules of the Italian Civil Code according to which voting is require d.

At the end of the voting formalities, the Chairman declared the voting closed and announced the result.

The proposal was approved by majority vote.

Opposing votes: no. 15,156 shares.

Abstained: no. 1,017,218 shares.

Favourable votes: the remaining no. 2,322,883,075 shares present at the meeting.

See attached details.

The Chairman, again:

- recalled that the name list of shareholders who had voted for, against and abstentions, and the related number of shares, had been attached to these minutes as an integral part thereof;

- invited the meeting to determine the fees due to the members of the Supervisory Board;

- invited the shareholders wishing to take the floor to sign up in advance by giving their names to the secretary, Mr. Carlo Marchetti, notary public, at the chairman's table;

- invited the shareholders to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.

The **Mayor of Brescia Corsini** takes the floor and proposes the sum of Euro 75,000 as compensation for each member of the Supervisory Board for each financial year in which they hold office, it being understood that, pursuant to section 16 of the company By-laws, it is the responsibility of the Supervisory Board, having heard the Remuneration Committee, to set compensation for its own members who are provided with special responsibilities, powers and functions under the By-laws or by the Supervisory Board itself.

He points out that such proposal is consistent with the provisions of the budget law, and is in line with the sense of the discussion held by the Town Council of Milan, as reported by the press.

Mr. Basilio Rizzo proposes to equalize compensation of the members of the Supervisory Board with the highest remuneration - approximately Euro 35,000 - received by the town councillors of the two Municipalities of Milan and Brescia: in fact, the governance of the two municipalities, a responsibility held by town councillors, is as important as the governance of the Company. The proposal, he adds, is reasonable, also taking account that the Supervisory Board itself will set compensation for members tasked with special responsibilities: hence, once again, it appears logical to put their base compensation on the same level as remuneration received by town councillors. After all, he concludes, a parallelism exists between the Supervisory Board and the Management Board, on the one hand, and the Town Council (*Consiglio Comunale*) and the Municipal Council (*Giunta Comunale*), on the other hand.

Mr. D'Atri notes how compensation is a common issue in so many companies, but takes on an extremely particular meaning in A2A, since the stakeholders are the citizens themselves with respect to the majority shareholders. He observes how politicians have a very faint idea of the magnitude of compensations, since they are basically paid by the local population. This is also the case of compensation to the Supervisory Board, especially if one considers that the press has emphasized the candidates' political background.

He therefore opposes the methods adopted for the proposal just made, on the grounds it lacks motivation or endorsement by a study, preferably by an external consultant, which he fears was never made. According to the Mayor's proposal, he stresses, the Company must pay out Euro 75,000 for each of the 15 members: his request is therefore to scrap the proposal and leave the decision to the other shareholders.

Moreover, **Mr.** D'Atri points out that, even though indirectly, the Mayor of the Municipality is actually using up its citizens' resources, not the Municipality's, so these costs too are to be considered "costs of the political caste".

He concludes by asking the Chairman if the Company has provided indications on compensation based on the alleged activity of the Supervisory Board, and the Mayor Corsini which are the technical grounds for the proposal made.

The **Chairman** immediately points out that the Company has still not discussed compensation for the members of the Supervisory Board.

Mr. Borghini, for the Municipality of Milan, voices his agreement with the proposal submitted by the Mayor Corsini. Today's meeting, he recalls, has decided who will manage and supervise the Company, and is now called to set compensations; this, he points out, is an

extremely important task, since A2A equity interests are an important asset for both Municipalities, so the members of the Supervisory Board must be high-profile persons.

The shareholders' meeting is the only entity delegated to establish compensations, no other commission or committee can. The proposal made, he observes, is also based on a market analysis carried out on compensation to members of comparable companies. The analysis indicates that today's proposal is, in actual fact, lower than many other existing figures, which emphasizes the nature of a company owned by a public majority shareholder. The proposed fees, he observes, are then absolutely in line with the provisions under the budget law that has established the fees due to the directors of companies wholly owned by public entities.

These, concludes Mr. Borghini, are the motivations behind the proposal, which demonstrate that compensation is fair and that the new members are dedicated people.

Mr. Fragapane observes that if one compares such compensation with compensation granted in other companies such as Mediobanca or Generali the proposal is very low: then again, such comparisons are very hard to make, since A2A pursues other activities altogether.

In any case, he shares **Mr.** Basilio Rizzo's proposal, which he considers reasonable.

Mr. Maresca asks if the proposal is gross or net, and receives an immediate answer from the audience that it is net.

He points out that he would have preferred a decision on gross compensation for the board, i.e. including fees due to the board members holding particular offices.

He ends his address by urging, in any case, to permanently rule out stock options.

Mr. Mancuso observes that the number of the members appears to be excessive, in particular if one considers that it implies an overall expenditure of Euro 1,250,000 for the fees due to the board members themselves.

On the other hand, it believes that references to the budget law are not consistent, given the nature of A2A as public company; on the other hand, references to the members of the Town Council are not consistent as well.

After asking if A2A's future services will cost more, he goes back to the compensation issue and opposes the powers the Supervisory Board still has to establish compensation for members who will hold special responsibilities, having heard the Remuneration Committee. In doing so, the shareholders' meeting is, in a way, signing "its own death warrant", since it has no idea of the costs for such special compensation.

Mr. Galeone, in relation to compensation, observes how misleading it is to draw comparisons with members of the Board of Directors of other companies, since the Board of Directors is fully responsible for corporate management, while the Supervisory Board's main

responsibility is to choose managers and give its go-ahead to major transactions: this board presumably meets no more than twice a month, and compensation for each meeting is rather high.

Then he agrees with previous shareholders on the issue regarding the accumulation of positions of the candidates, and wonders how they will actually be able to discharge their responsibilities.

He would therefore prefer to establish, at least for the time being, a lower compensation, which could perhaps be increased in the future, whereas members of the Management Board should definitely receive a higher remuneration: finally, he proposes to set the fees due to each member of the Supervisory Board at Euro 40,000.

The **Chairman** acknowledges the interventions and the proposals submitted, specifying that, in any case, the proposed amounts do not include fees connected to special responsibilities possibly assigned to single members of the Supervisory Board.

Mr. D'Atri, in reply, expresses his regard and warmest sympathy for the Mayor of Brescia, again voicing his doubts, however, on the procedure adopted to submit the proposal. In this regard, he observes how budget law parameters cannot be referred to, since public entities hardly have the amount of directors that the Supervisory Board has. Again, he points out that, in the context of the resolution, it should be recalled that the proposed compensation must be multiplied by 15, the number of appointed members.

He proposes to cut compensation to Euro 70,000, and invites the Municipalities to pass the proposal, also as a gesture of cooperation and willingness to dialogue.

Since nobody else took the floor, the Chairman, after declaring the discussion closed:

- invited shareholders to vote the abovementioned proposal submitted by shareholder Municipality of Brescia, shared by the Municipality of Milan, to:

"set fees due to each member of the Supervisory Board at Euro 75,000 for each financial year in which such member holds office, it being understood that, pursuant to section 16 of the company By-laws, it is the responsibility of the Supervisory Board, having heard the Remuneration Committee, to set compensation for its own members who are provided with special responsibilities, powers and functions under the By-laws or by the Supervisory Board itself";

- requested again the attendants to declare limitation or lack of entitlement to vote (if any), and he kindly invited them not to leave the hall before the end of the vote;

- acknowledged that shareholders representing no. 2,252,020,397 ordinary shares, equal to 71,8828% of no. 3,132,905,277.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 1,629,110,744.04.- were present in person or by proxy;

- put to the vote (at 2:17 p.m.) the proposal illustrated above.

At the end of the voting formalities, the Chairman declared the voting closed and announced the result.

The proposal was approved by majority vote.

Opposing votes: no. 124,370 shares.

Abstained: no. 36,180,167 shares.

Favourable votes: the remaining no. 2,215,715,860 shares present at the meeting.

See attached details.

The Chairman then:

- recalled that the name list of shareholders who had voted for, against and abstentions, and the related number of shares, had been attached to these minutes as an integral part thereof;

- with regard to the other items on the agenda, announced that, given the results of the voting just ended, and given the provisions in the by-laws already referred to, no specific voting had to be made;

- more specifically, recalled that, pursuant to section 19 of the new by-laws, the Chairman of the Supervisory Board was the first candidate drawn from the most-voted list;

- announced that Mr. Renzo Capra had been appointed as Chairman of the company's Supervisory Board for three financial years up to the date of the shareholders' meeting as required in Article 2364-*bis*, paragraph 2, of the Italian Civil Code;

- recalled that, pursuant to section 19 of the new by-laws, the Vice Chairman of the Supervisory Board was the second candidate drawn from the most-voted list, given that the second most-voted list had not obtained votes equal to at least 20% of the share capital;

- announced that Mr. Alberto Sciumè had been appointed as Vice Chairman of the company's Supervisory Board for three financial years up to the date of the shareholders' meeting as required in Article 2364-*bis*, paragraph 2, of the Italian Civil Code.

Since nobody else took the floor, and having terminated discussion of agenda, the Chairman thanked the attendants and declared the meeting closed at 2:25 p.m..

The Secretary The Chairman

File no. 89454 Register no. 30846

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING
OF A JOINT-STOCK COMPANY
Republic of Italy

On the thirty-first day
of March,
two thousand and eight, at 10:12 a.m.,
March 31, 2008
in Brescia, at Via Malta no. 25/R,
personally appeared before me, Mr. MARIO MISTRETTA, Notary Public in Brescia, registered in the District Roll of Notaries of Brescia:
- Mr. Capra Renzo, who was born in Ponte dell'Olio (Province of Piacenza), on September 26, 1929, is domiciled, for the purposes of his office, in Brescia (BS), at Via Lamarmora no. 230, and is personally known to me, acting as Chairman of the Supervisory Board and in the interest of the listed joint-stock company:
"A2A S.P.A." (in short, A2A), with registered office in Brescia (BS), at Via Lamarmora no. 230, with a share capital of Euro 1,629,110,744.04 (one billion, six hundred and twenty-nine million, one hundred and ten thousand, seven hundred and forty-four point zero four), fully paid-up, Brescia Register of Companies no. 11957540153, R.E.A (*Registro Economico Amministrativo*, Administrative and Economic Register) of Brescia no. 493995;
Fiscal Code no.: 11957540153
VAT no.: 11957540153.
Mr. Capra asked me to acknowledge that the ordinary shareholders' meeting of the abovementioned company was to be held on first call, in that place, on that day and at that time, by a notice published on the daily newspaper "Il Sole 24 Ore" of March 7, 2008, in order to discuss and resolve upon the following:

Agenda

1. appointment of a member of the Supervisory Board pursuant to section 21, paragraph 2, of the company's by-laws.

I, the Notary Public, complied with the request and acknowledged that the meeting was held as follows:
The Appearing Party himself took the chair of the meeting, pursuant to section 13 of the company's By-Laws, and appointed me, the Notary Public, to act as secretary.
The Chairman notified that:
- following a request submitted by shareholder Municipality of Brescia in accordance with section 12, point 2, of the by-laws and article 1, paragraph 2, of the decree no. 437 issued by the Ministry of Justice on November 5, 1998, the ordinary shareholders' meeting had been convened on first call within the reduced period of 20 days for that day, in that place, at 10:00 a.m., and, if necessary, on second call on April 1st, 2008, in the same place and at the same time, in accordance with the law and the by-laws, as per notice published in the daily newspaper "Il Sole 24 Ore" on March 7, 2008, with the following agenda:

1) appointment of a member of the Supervisory Board pursuant to section 21, paragraph 2, of the company's by-laws.

- the meeting may also be convened outside the registered office, provided that it is held in the Lombardy Region;
- the following directors were present, Messrs.:

Francesco Randazzo; Paolo Rossetti;
- the following directors justified their absence, Messrs.: Giuliano Zuccoli; Luigi Morgano; Mario Cocchi; Giovanni Gorno Tempini; Renato Ravanelli; Simone Rondelli;
- in addition to himself, the appearing party, the following members of the Supervisory Board were present, Messrs.:
Claudio Buizza; Antonio Capezzuto; Pierfrancesco Cuter;
- the following members of the Supervisory Board justified their absence, Messrs.: Alberto Sciumè; Adriano Bandera; Tancredi Bianchi; Dario Cassinelli; Gianni Castelli; Marco Miccinesi; Massimo Perona; Angelo Rampinelli Rota; Cesare Spreafico; Antonio Matteo Taormina;
- with regard to the item on the agenda, the accomplishments required by the current laws and regulations had been fulfilled; specifically:
a. the report prepared by the Supervisory Board on such item, pursuant to article 3 of the Regulation approved by decree no. 437/1998 issued by the Minister of Justice, had been made available to the public at Borsa Italiana, the registered office and published on the website of the company www.a2a.eu on March 17, 2008;
b. information on the candidate required by the By-Laws and by the current regulations, had been made available to the public at Borsa Italiana, the registered office and published on the website of the company www.a2a.eu on March 17, 2008;
- the meeting was to be held on first call;
- the meeting had been duly constituted pursuant to law and the By-Laws and was able to resolve on the item on the agenda as no. 195 (one hundred and ninety-five) persons were present in person or by proxy, representing no. 1,739,026,718 (one billion, seven hundred and thirty-nine million, twenty-six thousand, seven hundred and eighteen) ordinary shares out of no. 3,132,905,277 (three billion, one hundred and thirty-two million, nine hundred and five thousand, two hundred and seventy seven) ordinary shares, with a par value of Euro 0.52 (zero point fifty-two) each, overall representing 57.28 % (fifty-seven point twenty-eight) of the share capital of Euro 1,629,110,744.04 (one billion, six hundred and twenty-nine million, one hundred and ten thousand, seven hundred and forty-four point zero four);
- the company shares are admitted to trading on the Electronic Stock Market (*Mercato Telematico Azionario*) organised and managed by Borsa Italiana S.p.A.;
- the Company holds no. 47,434,850 (forty-seven million, four hundred and thirty-four thousand, eight hundred and fifty) own ordinary shares, equal to 1.514% (one point five hundred and fourteen per cent) of the share capital, whose voting right is therefore suspended;
- the notices by the intermediaries for the purposes of the right of the entitled persons to attend that shareholders' meeting had been given pursuant to the relevant current provisions of law, as well as in compliance with the provisions under the Company's By-Laws and the Regulation of the shareholders' meeting;
- the staff member in charge had verified, pursuant to section 14 of the Company's By-Laws and the relevant current provisions, the attending shareholders' legitimate right to attend the meeting and in particular that the proxies submitted by those present had been checked for compliance with the current laws and the By-Laws;
- to cope with the technical and organisational needs of the proceedings, some employees and collaborators of the Company also attended the meeting;
- pursuant to Legislative Decree no. 196/2003 (Code on data protection), the personal details

of the participants to the shareholders' meeting are collected and handled by the company for the sole purposes of fulfilling the compulsory shareholders' meeting and corporate accomplishments, as specified in the information required under article 13 of Legislative Decree no. 196/2003 and made available to all attendants;

- for the sole purposes of facilitating the drawing up of the minutes of the shareholders' meeting, an audio recording system was operational in the hall and the recording will be kept for the time strictly necessary for the minutes to be drawn up, after which it will be erased, as specified in the information required under Article 13 of Legislative Decree no. 196/2003;
- except as provided in the previous point, neither photographic nor video apparatus, or similar apparatus, could be used in the meeting hall, nor recording equipment of any kind and mobile telephones, without specific authorisation;
- according to the records filed in the register of shareholders, as supplemented by the updates relating to the meeting of that day, by the notices received pursuant to Article 120 of the *Testo Unico della Finanza* (Consolidation Act on Finance) and by other information available, the persons who directly or indirectly hold a stake exceeding 2% of the subscribed share capital of A2A S.p.A., represented by voting shares, were the following ones:

Shareholder	no. of ordinary shares	%
MUNICIPALITY OF BRESCIA	**860,172,536**	**27,456**
MUNICIPALITY OF MILAN	**860,172,536**	**27,456**
directly	860,125,136	27,454
indirectly through:		
METROPOLITANA MILANESE SPA	47,400	0,002
CARLO TASSARA SPA	**78,692,345**	**2,512**
directly	43,300,345	1,382
indirectly through:		
ENERGIA E SERVIZI SRL	35,392,000	1,130
FIDELITY INTERNATIONAL LIMITED	**76,421,807**	**2,439**
ATEL HOLDING AG	**154,000,000**	**4,916**
Indirectly through:		
AAR E TICINO SA DI ELETTRICITA' – ATEL	12,520,000	0,400
ATEL ITALIA HOLDING SRL	141,480,000	4,516

- it had been ascertained that the persons holding more than 2% of the share capital were entitled to vote;
- pursuant to Article 120 of the Consolidation Act on Finance, the shareholders who held directly or indirectly more than 2% of the company's share capital and who had not taken steps to notify the investee company and CONSOB, could not be allowed to exercise their voting right attached to the shares for which this notice had been omitted.

The Chairman declared that the right to vote had been checked on the basis of the information supplied regarding significant shareholdings pursuant to the current regulations and explained as follows:

a shareholders' agreement had been notified to the company pursuant to letters a), b) and d) of Article 122, paragraph 5, of Legislative Decree no. 58 of February 24, 1998, entered into between the Municipality of Milan and the Municipality of Brescia, on October 5, 2007, concerning - from January 1st, 2008, the effective date of the deed of merger of ASM BRESCIA S.p.A. into AEM S.p.A. - A2A S.p.A..

As at that date, the company's restricted shares under the agreement were no. 1,720,345,072 (one billion, seven hundred and twenty million, three hundred and forty-five thousand, seventy-two) equal to about 54.912% (fifty-four point nine hundred and twelve per cent) of the share capital, jointly held by the Municipality of Milan (also indirectly) and by the Municipality of Brescia, each of which held no. 860,172,536 (eight hundred and sixty million, one hundred and seventy-two thousand, five hundred and thirty-six) company shares, equal to about 27.456 % (twenty-seven point four hundred and fifty-six per cent) of the share capital.
The Chairman specified that the related publicity obligations had been fulfilled for all the agreements referred to.
The Chairman notified that the Company is not subject to direction and coordination activities by other companies or entities.
The Chairman recalled that:
- pursuant to section 9 of the Company's By-Laws, the right of the Municipality of Brescia and of the Municipality of Milan to oppose shareholders' agreements does not apply to the agreements entered into between them and that, except for the Municipality of Milan and the Municipality of Brescia, the voting right attached to the shares held by one or more than one shareholders (between which there are control or connection links required by section 9 of the Company's By-Laws) exceeding the 5% limit of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the shareholders concerned;
- pursuant to section 14, paragraph 2, of the Company's By-Laws, without prejudice to the provisions on proxy collection and solicitation, each shareholder entitled to attend the shareholders' meeting shall be entitled to be represented, pursuant to law, by written proxy. Except for the Municipality of Brescia and the Municipality of Milan, to whom the ownership limit does not apply, no one may exercise the voting right, neither directly, nor on behalf of other shareholders, for more than 5% of the share capital;
- invited the attendants to declare, upon voting, any lack of entitlement to vote pursuant to the current laws and the By-Laws;
- also asked all those wishing to take the floor, after the presentation of the item on the agenda, to sign up in advance by giving their names to me, the notary public, at the chairman's table, specifying that when it would be their turn, they may speak with the microphone from the special position close to the table itself;
- notified that these minutes will contain, on request of the shareholders, the summary of their interventions, the replies given and the comments, if any;
- notified the shareholders' meeting of the technical procedures to manage the meeting proceedings and to vote. Upon registration to enter the meeting, each shareholder or proxy was delivered a voting card, or several cards if representing other shareholders by proxy, and intending to express a "dissenting vote" on behalf of the persons represented.
For voting the coupon was to be used which was contained in the card delivered upon entry;
- notified the shareholders that voting shall be carried out by a show of hands; however, in order to facilitate the vote counting, opposing or abstaining shareholders had to cast their vote also by using the appropriate coupon attached to the card.
The described voting procedure would be carried out for the resolutions relevant or related to the item on the agenda being voted, whereas the other voting - relating to the procedures for carrying out the meeting proceedings - would be exclusively carried out by a show of hands.

In this case, those casting a dissenting vote or abstaining from voting would be obliged to communicate the name and the number of shares represented in person and/or by proxy;
- asked those present in person or by proxy, insofar as this was possible, not to leave the hall until the vote counting operations and the result of voting had been announced, and then terminated, as the minutes must indicate the names of shareholders who left before each voting, in accordance with CONSOB regulations,
- asked those who should leave the meeting to notify the staff member in charge by returning the attendance card; the procedure would record the time of exit. Should the shareholders return to the meeting hall, they would be given back the attendance and voting card by the staff member in charge for the purposes of recording the time and then the presence;
- reported that in case of issue of more than one cards to an individual proxy, the voting procedure would automatically consider out of and excluded from the voting the holder of any cards remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the cards. Before each voting, the number of shareholders present would be acknowledged, ascertaining the personal details of those declaring that they were not intended to participate in voting.
In order to facilitate the voting procedures, the Chairman request the appointment of two persons to assist him in the vote counting, and to this end proposed to appoint Mrs. Cinzia Debellis and Mrs. Maria Vinti as vote counters.
Before voting started, the Chairman invited the shareholders present or their proxies not to leave the meeting until the voting procedures had ended and invited those present to declare again any lack of entitlement to vote.
The Chairman declared that, at the beginning of voting, no. 199 (one hundred and ninety-nine) shareholders representing no. 1,828,677,747 (one billion, eight hundred and twenty-eight million, six hundred and seventy-seven thousand, seven hundred and forty-seven) shares, equal to 58.37% (fifty-eight point thirty-seven per cent) of the share capital, were present in person or by proxy, as resulting in greater detail from the list of names that was then signed by the appearing party and by me, the Notary Public, and attached by me to these minutes under letter A). Such list of names of those present in person or by proxy, as completed with all details required by CONSOB, would be transmitted to CONSOB, as an integral part hereof, pursuant to law and the Regulation.
The Chairman opened voting on the appointment of vote counters, asking those favourable to raise their hands and those against or those who had abstained to raise their hands announcing the name of the person they proposed and the number of shares. It was 10:30 a.m..
The proposal was unanimously approved.
The Chairman then declared that Mrs. Cinzia De Bellis and Mrs. Maria Vinti had been appointed as vote counters.
The Chairman notified that the list of names of the shareholders who had cast a favourable or dissenting vote or had abstained or had left the meeting before each voting and the related number of shares represented in person and/or by proxy, shall be attached to these minutes.

Agenda

1) appointment of a member of the Supervisory Board pursuant to section 21, paragraph 2, of the company's by-laws.

Passing to discuss the item on the agenda, the Chairman proceeded to read out the report prepared by the Supervisory Board on the "appointment of a member of the Supervisory

Board" and the related proposed resolution:
"By order of February 22, 2008, the ordinary shareholders' meeting of A2A S.p.A. appointed the Supervisory Board of the company, based on the list voting system, referred to in section 19 of the Company's By-Laws.
The fifteen members appointed include Mr. Luigi Morgano.
On March 4, the latter resigned with immediate effect.
In accordance to section 12, point 2, of the Company's By-Laws, the Municipality of Brescia, as the holder of 860,172,536 (eight hundred and sixty million, one hundred and seventy-two thousand, five hundred and thirty-six) ordinary shares of A2A S.p.A., representing 27.456% (twenty-seven point four hundred and fifty-six per cent) of the share capital, has requested to call the ordinary shareholder's meeting of the company in order to discuss the "appointment of a member of the Supervisory Board."
In accordance with the "Regulation governing the time limits and the procedures to call shareholders' meetings of listed companies" (as adopted by decree no. 437 issued by the Minister of Justice on November 5, 1998, and published in the Official Gazette no. 295 of December 18, 1998), the Municipality of Brescia has requested to apply Article 1, paragraph 2, of the abovementioned Regulation to reduce the time limit to call the meeting down to twenty days.
On March 4, 2008, the Supervisory Board timely proceeded to call the ordinary shareholders' meeting on March 31, 2008, at 10:00 a.m., on first call, at the premises of the Waste-to-Energy (WtE) plant A2A, at Via Malta no. 25/r, and, if required, on second call on April 1st, 2008, at the same time and in the same place, to discuss and resolve upon the following agenda: "1) appointment of a member of the Supervisory Board pursuant to section 21, paragraph 2, of the Company's By-Laws."
In accordance with section 12 of the Company's By-Laws, the notice was published in the daily newspaper "Il Sole 24Ore" on March 7, 2008.
In accordance with section 21, point 2, of the Company's By-Laws, Mr. Morgano will be replaced by resolution passed by the related majority of the shareholders' meeting, without obligation of a list.
The 15-day time limit to file the list of names of the candidates with the registered office is March 16, 2008.
By this date, the Municipality of Brescia proposed the name of the candidate for the office to be Mr. Giovanni Rizzardi, and filed the attached information required by the By-Laws and by the current regulations."
The Chairman acknowledged that the information on the candidate, including the statement concerning the compliance with the honesty, professionalism and independence requirements, as well as with the other requirements required by law, had been made available to the public at Borsa Italiana, the registered office and published on the company's website on March 17, 2008.
The Chairman then invited shareholder Municipality of Brescia, which had presented the candidature, to read out the resume of the candidate.
The deputy mayor of the Municipality of Brescia, Mr. Luigi Gaffurini, then took the floor to report on the professional characteristics of the candidate, Mr. Giovanni Rizzardi.
The Chairman asked the shareholders wishing to take the floor to sign up in advance by giving their names to me, the Notary Public, and invited them to announce the name of the person they proposed before each intervention and the reply, if any.

The Chairman declared the discussion open, and reserved the right to reply to the questions, if any, at the end of the interventions.
As nobody else took the floor, the Chairman put to the vote the following proposed

resolution:

1) to appoint Mr. Giovanni Rizzardi as a member of the Supervisory Board.

Before voting started, the Chairman invited the shareholders present or their proxies not to leave the meeting until the voting procedures had ended and invited those present to declare again any lack of entitlement to vote.
The Chairman notified that it was 10:39 a.m. and that, at the beginning of voting, no. 199 (one hundred and ninety-nine) shareholders representing no. 1,828,677,747 (one billion, eight hundred and twenty-eight million, six hundred and seventy-seven thousand, seven hundred and forty-seven) shares, equal to 58.37% (fifty-eight point thirty-seven per cent) of the share capital, were present in person or by proxy.
The Chairman invited:
- those favourable to raise their hands;
- those against to raise their hands and announce the name of the person they proposed and the number of shares;
- those abstaining from voting to raise their hands and announce the name of the person they proposed and the number of shares.

In order to verify that votes had been correctly counted, however, the Chairman requested those against and those who had abstained to cast their votes also using pink coupon no. 1 in the voting card, putting a cross in the appropriate box and handing it to the staff responsible for collection.
The Chairman declared the voting closed and announced the results.
The proposal was approved by the majority:
Favourable votes: no. 1,800,703,707 (one billion, eight hundred million, seven hundred and three thousand, seven hundred and seven);
Opposing votes: no. 23,941,650 (twenty-three million, nine hundred and forty-one thousand, six hundred and fifty) votes cast by Mrs. Maglione Sabrina;
Abstained: no. 1,289,810 (one million, two hundred and eighty-nine thousand, eight hundred and ten) votes cast by Mrs. Borella Alessandra;
Non-voting shares: no. 2,742,580 (two million, seven hundred and forty-two thousand, five hundred and eighty) of which:
- 2,500 (two thousand and five hundred) registered in the name of COMMON TRUST ITALY FUND represented by Mrs. Sabrina Maglione;
- 2,740,080 (two million, seven hundred and forty thousand, eighty) registered in the name of FONDS DE RESERVE POUR LES RETRATES FRR represented by Mrs. Sabrina Maglione.

The Chairman notified that the list of names of the shareholders who had cast a favourable or opposing vote or who had abstained from voting or had not voted and the related number of shares represented in person or by proxy, as signed by the appearing party and by me, the Notary Public, is attached to these minutes under letter B), to form an integral and material part hereof.
The Chairman then acknowledged that Mr. Dr. Giovanni Rizzardi had been appointed member of the Supervisory Board, whose term of office will be until when the Supervisory Board will cease to hold office.
There no being other item on the agenda to discuss, the Chairman thanked those present the

declared the Shareholders' Meeting closed, at 10:43 a.m..
The reading of the annexes was omitted on exemption from the appearing party.

I, the Notary Public, was requested to receive this deed and I then read out to the appearing party, who approved and signed it, in token of confirmation, together with me, the Notary Public, at the foot hereof, in the margin hereof and on the annexes A) and B).
These minutes consist of five sheets, typed by a person I trust by mechanical means and pursuant to law, under my direction, for full sixteen pages, in addition to a part of the seventeenth page up to this point, excluding signatures.

"A2A S.P.A."
Registered office: Brescia (BS), Via Lamarmora no. 230,
Share capital: Euro 1,629,110,744.04
Brescia Register of Companies and Fiscal Code no. 11957540153
R.E.A. (*Registro Economico Amministrativo*, Administrative and Economic Register)
of Brescia no. 493995;
MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING
HELD ON MAY 30, 2008

On the thirtieth day of May 2008,
the ordinary shareholders' meeting of the abovementioned company was held on first call, in Brescia, at Via Malta no. 25/R, in that place, on that day and at that time, as per notice published in the daily newspaper "Il Sole 24 Ore" of April 29, 2008, in order to discuss and resolve upon the following:

Agenda

1. Proposed allocation of profits for the financial year ended December 31, 2007, and distribution of dividends.

2. Purchase and disposal of treasury shares; inherent and consequent resolutions.

Pursuant to section 13 of the Company's By-laws, Mr. Renzo Capra, Chairman of the Supervisory Board, took the chair of the meeting and proposed to the meeting that Mr. Mario Mistretta, Notary Public, should be appointed as secretary to the meeting.
The Chairman opened voting on the appointment of the secretary, asking those favourable to raise their hands and those against or those who had abstained to raise their hands announcing the name of the person they proposed and the number of shares. It was 11:28 a.m..
The proposal was approved by majority, with 9,000 (nine thousand) dissenting votes cast by shareholder Francesco Pizzuti, represented by Mr. Gianfranco D'Atri.
The names of the shareholders who had cast a favourable or dissenting vote or had abstained or had not voted, and the related number of shares represented in person or by proxy, were reported in the list which is attached to these minutes under letter B).
The Chairman then declared that Mr. Mario Mistretta, Notary Public, had been appointed as secretary to the meeting.
The Chairman notified that:
- the ordinary shareholders' meeting had been convened on first call for that day, in that place, at 11:00 a.m., and, if necessary, on second call on June 3, 2008, in the same place and at the same time, in accordance with the law and the by-laws, as per notice published in the daily newspaper "Il Sole 24 Ore" on April 29, 2008, with the following

agenda

1) Proposed allocation of profits for the financial year ended December 31, 2007, and distribution of dividends.

2) Purchase and disposal of treasury shares; inherent and consequent resolutions.

- the following directors were present, Messrs.: Giuliano Zuccoli, Chairman; Luigi Morgano, vice chairman; Mario Cocchi; Francesco Randazzo; Renato Ravanelli;
- the following directors had justified their absence, Messrs.: Simone Rondelli; Paolo Rossetti; Giovanni Gorno Tempini;
- in addition to himself, the appearing party, the following members of the Supervisory Board

were present, Messrs.: Alberto Sciumè, vice chairman; Adriano Bandera; Tancredi Bianchi; Claudio Buizza; Antonio Capezzuto; Dario Cassinelli; Gianni Castelli; Pierfrancesco Cuter; Massimo Perona; Angelo Rampinelli Rota; Giovanni Rizzardi; Cesare Spreafico;
- the following members of the Supervisory Board had justified their absence, Messrs.: Marco Miccinesi; Antonio Matteo Taormina;
- no requests for additions to the agenda of the meeting had been submitted by the shareholders pursuant to and within the deadlines under Article 126-*bis* of Legislative Decree no. 58/1998;
- with regard to the item on the agenda, the accomplishments required by the current laws and regulations had been fulfilled; specifically, the following documents had been made available to the public at Borsa Italiana, the registered office and published on the company's website www.a2a.eu:
a. on April 29, 2008, the annual and consolidated accounts as at December 31, 2007, of AEM S.p.A. and AMSA HOLDING S.p.A. and ASM S.p.A., the pro-forma data of A2A as at December 31, 2007, accompanied by the certification referred to in Article 154-*bis* of Legislative Decree no. 58/98, the Management Board's report on operations as at December 31, 2007, as approved by the Supervisory Board on April 28, 2008;
b. on May 13, 2008, the minutes of the Supervisory Board's meeting held to approve the financial statements on April 28, 2008;
c. on May 15, 2008, the annual report on corporate governance, including the report on the company's ownership structures pursuant to Article 123-*bis* of the *Testo Unico della Finanza* (TUF, Consolidation Act on Finance);
d. on May 15, 2008, the report of the Supervisory Board pursuant to Article 153 of the TUF;
e. on May 15, 2008, the Management Board's report on the proposals relating to item 2) on the agenda;
f. the abovementioned reports had also been transmitted to CONSOB on May 15, 2008;
- the meeting was to be held on first call;
- the meeting had been duly constituted pursuant to law and the By-Laws and was able to resolve on the item on the agenda as no. 252 (two hundred and fifty-two) persons were present in person or by proxy, representing no. 2,002,398,872 (two billion, two million, three hundred and ninety-eight thousand, eight hundred and seventy-two) ordinary shares out of no. 3,132,905,277 (three billion, one hundred and thirty-two million, nine hundred and five thousand, two hundred and seventy seven) ordinary shares, with a par value of Euro 0.52 (zero point fifty-two) each, overall representing 63.92% (sixty-three point ninety two per cent) of the share capital of Euro 1,629,110,744.04 (one billion, six hundred and twenty-nine million, one hundred and ten thousand, seven hundred and forty-four point zero four);
- the company shares are admitted to trading on the Electronic Stock Market (*Mercato Telematico Azionario*) organised and managed by Borsa Italiana S.p.A.;
- the Company holds no. 47,434,850 (forty-seven million, four hundred and thirty-four thousand, eight hundred and fifty) own ordinary shares, equal to 1.514% (one point five hundred and fourteen per cent) of the share capital, whose voting right is therefore suspended;
- the notices by the intermediaries for the purposes of the right of the entitled persons to attend that shareholders' meeting had been given pursuant to the relevant current provisions of law, as well as in compliance with the provisions under the Company's By-Laws and the Regulation of the shareholders' meeting;

- the staff member in charge had verified, pursuant to section 14 of the Company's By-Laws and the relevant current provisions, the attending shareholders' legitimate right to attend the meeting and in particular that the proxies submitted by those present had been checked for compliance with the current laws and the By-Laws. The list of names of those present in person or by proxy, as completed with all details required by CONSOB, would be attached to the minutes of that meeting as an integral part thereof and transmitted to CONSOB pursuant to Law and the Regulation;
- to cope with the technical and organisational needs of the proceedings, some employees and collaborators of the Company also attended the meeting;
- pursuant to Legislative Decree no. 196/2003 (Code on data protection), the personal details of the participants to the shareholders' meeting are collected and handled by the company for the sole purposes of fulfilling the compulsory shareholders' meeting and corporate accomplishments, as specified in the information required under article 13 of Legislative Decree no. 196/2003 and made available to all attendants;
- for the sole purposes of facilitating the drawing up of the minutes of the shareholders' meeting, an audio-video recording system was operational in the hall and the recording will be kept for the time strictly necessary for the minutes to be drawn up, after which it will be erased, as specified in the information required under Article 13 of Legislative Decree no. 196/2003;
- except as provided in the previous point, neither photographic nor video apparatus, or similar apparatus, could be used in the meeting hall, nor recording equipment of any kind and mobile telephones, without specific authorisation;
- according to the records filed in the register of shareholders, as supplemented by the updates relating to the meeting of that day, by the notices received pursuant to Article 120 of the TUF and by other information available, the persons who directly or indirectly hold a stake exceeding 2% of the subscribed share capital of A2A S.p.A., represented by voting shares, were the following ones:

Shareholder	no. of ordinary shares	%
MUNICIPALITY OF BRESCIA	**860,172,536**	**27.456**
MUNICIPALITY OF MILAN	**860,172,536**	**27.456**
directly	860,125,136	27.454
indirectly through:		
METROPOLITANA MILANESE SPA	47,400	0.002
CARLO TASSARA SPA	**78,692,345**	**2.512**
directly	43,300,345	1.382
indirectly through:		
ENERGIA E SERVIZI SRL	35,392,000	1.130
FIL LIMITED	**76,421,807**	**2.439**
ATEL HOLDING AG	**156,700,000**	**5.002**
indirectly through:		
AAR E TICINO SA DI ELETTRICITA' - ATEL	12,520,000	0.400
ATEL ITALIA HOLDING SRL	144,180,000	4.602

- it had been ascertained that the persons holding more than 2% of the share capital were entitled to vote;
- pursuant to Article 120 of the TUF, the shareholders who held directly or indirectly more than

2% of the company's share capital and who had not taken steps to notify the investee company and CONSOB, could not be allowed to exercise their voting right attached to the shares for which this notice had been omitted.
The Chairman declared that the right to vote had been checked on the basis of the information supplied regarding significant shareholdings pursuant to the current regulations and explained as follows:
a shareholders' agreement had been notified to the company pursuant to letters a), b) and d) of Article 122, paragraph 5, of Legislative Decree no. 58 of February 24, 1998, entered into between the Municipality of Milan and the Municipality of Brescia, on October 5, 2007, concerning - from January 1st, 2008, the effective date of the deed of merger of ASM BRESCIA S.p.A. into AEM S.p.A. - A2A S.p.A..
As at that date, the company's restricted shares under the agreement were no. 1,720,345,072 (one billion, seven hundred and twenty million, three hundred and forty-five thousand, seventy-two) equal to about 54.912% (fifty-four point nine hundred and twelve per cent) of the share capital, jointly held by the Municipality of Milan (also indirectly) and by the Municipality of Brescia, each of which held no. 860,172,536 (eight hundred and sixty million, one hundred and seventy-two thousand, five hundred and thirty-six) company shares, equal to about 27.456 % (twenty-seven point four hundred and fifty-six per cent) of the share capital.
The Chairman specified that the related publicity obligations had been fulfilled for all the agreements referred to.
The Chairman notified that the Company is not subject to direction and coordination activities by other companies or entities.
The Chairman:
- recalled that, pursuant to section 9 of the Company's By-Laws, the right of the Municipality of Brescia and of the Municipality of Milan to oppose shareholders' agreements does not apply to the agreements entered into between them and that, except for the Municipality of Milan and the Municipality of Brescia, the voting right attached to the shares held by one or more than one shareholders (between which there are control or connection links required by section 9 of the Company's By-Laws) exceeding the 5% limit of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the shareholders concerned;
- recalled that, pursuant to section 14, paragraph 2, of the Company's By-Laws, without prejudice to the provisions on proxy collection and solicitation, each shareholder entitled to attend the shareholders' meeting shall be entitled to be represented, pursuant to law, by written proxy. Except for the Municipality of Brescia and the Municipality of Milan, to whom the ownership limit does not apply, no one may exercise the voting right, neither directly, nor on behalf of other shareholders, for more than 5% of the share capital;
- formally invited the attendants to declare, upon voting, any cause for suspension of voting rights pursuant to the current laws and the By-Laws;
- informed that, as required by CONSOB by notice DAC/RM/96003558 of April 18, 1996, the fees due to the independent auditors PRICEWATERHOUSECOOPERS S.p.A. (from the second to the fourth quarter of 2007) are the following ones:

AEM S.p.A.

a. for the auditing of the 2007 annual accounts 2007, fees of Euro 34,700, plus VAT and expenses, against no. 380 hours employed;

b. for the auditing of the half-year report, fees of Euro 14,600, plus VAT and expenses, against no. 160 hours employed;
c. for the verification of the correct recognition of the management events in the accounting records, fees of Euro 8,200, plus VAT and expenses, against no. 90 hours employed.

ASM S.p.A.

a. for the auditing of the 2007 annual accounts, fees of Euro 74,700, plus VAT and expenses, against no. 940 hours employed;
b. for the auditing of the half-year report, fees of Euro 30,900, plus VAT and expenses, against no. 230 hours employed;
c. for the verification of the correct recognition of the management events in the accounting records, fees of Euro 14,300, plus VAT and expenses, against no. 185 hours employed.
The abovementioned annual individual and consolidated considerations did not include the CONSOB contribution.
The Chairman also specified that the details of the considerations were indicated in the table attached to the annual accounts pursuant to Article 149-*duodecies* of the CONSOB Issuers' Regulations.
The Chairman notified the shareholders' meeting of the technical procedures to manage the meeting proceedings and to vote. For this purpose:
- invited all those wishing to take the floor, after the presentation of the item on the agenda, to sign up in advance by giving their names to Mr. Mistretta, the Notary Public, at the chairman's table, specifying that when it would be their turn, they may speak with the microphone from the special position close to the table itself;
- notified that these minutes will contain, on request of the shareholders, the summary of their interventions, the replies given and the comments, if any;
- notified that, upon registration to enter the meeting, each shareholder or proxy was delivered a voting card, or several cards if representing other shareholders by proxy, and intending to express a "dissenting vote" on behalf of the persons represented.
For voting the coupon was to be used which was contained in the card delivered upon entry;
- notified the shareholders that voting shall be carried out by a show of hands; however, in order to facilitate the vote counting, opposing or abstaining shareholders had to cast their vote also by using the appropriate coupon attached to the card.
The described voting procedure would be carried out for the resolutions relevant or related to the item on the agenda being voted, whereas the other voting - relating to the procedures for carrying out the meeting proceedings - would be exclusively carried out by a show of hands. In this case, those casting a dissenting vote or abstaining from voting would be obliged to communicate the name and the number of shares represented in person and/or by proxy;
- asked those present in person or by proxy, insofar as this was possible, not to leave the hall until the vote counting operations and the result of voting had been announced, and then terminated, as the minutes must indicate the names of shareholders who left before each voting, in accordance with CONSOB regulations;
- asked those who should leave the meeting to notify the staff member in charge by returning the attendance card; the procedure would record the time of exit. Should the shareholders return to the meeting hall, they would be given back the attendance and voting card by the staff member in charge for the purposes of recording the time and then the presence;
- reported that in case of issue of more than one cards to an individual proxy, the voting procedure would automatically consider out of and excluded from the voting the holder of any

cards remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the cards. Before each voting, the number of shareholders present would be acknowledged, ascertaining the personal details of those declaring that they were not intended to participate in voting.
In order to facilitate the voting procedures, the Chairman request the appointment of two persons to assist him in the vote counting, and to this end proposed to appoint Mrs. Cinzia Debellis and Mr. Fabio Ferrari as vote counters.
Before voting started, the Chairman invited the shareholders present or their proxies not to leave the meeting until the voting procedures had ended and invited those present to declare again any lack of entitlement to vote.
The Chairman declared that, at the beginning of voting, no. 252 (two hundred and fifty-two) shareholders were present in person or by proxy, representing no. 2,002,398,872 (two billion, two million, three hundred and ninety-eight thousand, eight hundred and seventy-two) shares equal to 63.92% (sixty-three point ninety two per cent) of the share capital, as resulting in greater detail from the list of names attached to these minutes under letter A). Such list of names of those present in person or by proxy, as completed with all details required by CONSOB, would be transmitted to CONSOB, as an integral part hereof, pursuant to law and the Regulation.
The Chairman opened voting on the appointment of vote counters, asking those favourable to raise their hands and those against or those who had abstained to raise their hands announcing the name of the person they proposed and the number of shares. It was 11:47 a.m..
The proposal was unanimously approved.
The Chairman then declared that Mrs. Cinzia De Bellis and Mr. Fabio Ferrari had been appointed as vote counters.
The names of the persons who had cast a favourable or dissenting vote or had abstained or had not voted and the related number of shares represented in person or by proxy, were reported in the list attached to these minutes under letter C).

Agenda

1. Proposed allocation of profits for the financial year ended December 31, 2007, and distribution of dividends.

Passing to discuss the first item on the agenda, the Chairman:
- recalled that the annual and consolidated accounts as at December 31, 2007, of AEM S.p.A., ASM S.p.A. and AMSA HOLDING S.p.A., as well as the consolidated accounts of the AEM, ASM and AMSA groups, in addition to the pro-forma accounts as at December 31, 2007, of the A2A group, had been resolved by the Management Board on March 27, 2008, and approved by the Supervisory Board, pursuant to Article 2409-*terdecies* of the Italian Civil Code, on April 28, 2008;
- recalled that the abovementioned annual and consolidated accounts as at December 31, 2007, of AEM S.p.A., AMSA HOLDING S.p.A. and ASM S.p.A., as per notice published in the daily newspaper "Il Sole 24 Ore" on April 29, 2008, had been made available to the public at the registered office, Borsa Italiana S.p.A. and published on the website www.a2a.eu starting from April 29, 2008;
- the report of the Supervisory Board, as prepared pursuant to Article 153 of the TUF, the Management Board's reports on the items on the agenda, the report on corporate governance had been made available to the public at Borsa Italiana, the registered office and published

on the company's website www.a2a.eu on May 15, 2008;
- informed that the reports of the independent auditors PRICEWATERHOUSECOOPERS S.P.A., issued on April 10, 2008, on the annual and consolidated accounts of ASM S.p.A. and AEM S.p.A. and the reports of the auditing firm KPMG, issued on April 11, 2008, on the annual and consolidated accounts of AMSA HOLDING S.p.A. did not contain remarks;
- then proceeded to briefly illustrate the pro-forma data of the 2007 financial statements of the AEM, ASM, AMSA groups and of the A2A GROUP:
a. as regards the AEM group, revenues totalled about Euro 7.2 billion, up by 4%; about Euro 4.4 billion were attributable to the proportional 50% consolidation of the DELMI group (TRANSALPINA di ENERGIA/EDISON). EBITDA amounted to about Euro 1.5 billion, up by 6.9% thanks to the positive performance of the electric power division. The group net profit, equal to Euro 292 million, was in line with that of the previous financial year. The net financial debt, equal to Euro 4.5 billion as at December 31, 2007, showed an increase by Euro 370 million compared to the closing of the previous financial year. The debt/equity ratio was equal to 0,94 x;
b. in the 2007 financial year, the revenues of the ASM group totalled Euro 2.3 billion, up by 13.1% compared to the previous period. The increase was substantially attributable to the higher sales of electric power. During the period under consideration, EBITDA, equal to Euro 391 million, was up by 3.7% compared to the 2006 financial year. This result was achieved also thanks to the higher quantities of electric power produced by the Waste-to-Energy (WtE) plant in Brescia;
c. the group net profit totalled Euro 225 million, down by 5.5% compared to the previous financial year that had benefited from an extraordinary component in the result of ENDESA ITALIA. The net financial debt, equal to about Euro 1 billion, was up by Euro 204 million compared to December 31, 2006. The debt/equity ratio was equal to 0,65x;
d. as regards the AMSA group, in 2007 revenues totalled Euro 330 million, up by 3% compared to the 2006 financial year. EBITDA was equal to Euro 62.5 million, showing a 12.7% increase compared to 2006. The group net profit, equal to Euro 5.6 million, was up by 50% compared to the 2006 financial year. The net financial debt, equal to Euro 70.6 million, reduced by Euro 2.7 million compared to December 31, 2006. The debt/equity ratio was equal to 0,89x;
e. with regard to the main pro-forma economic aggregates for the 2007 financial year, the A2A group, as a whole, showed revenues of about Euro 10.1 billion. The pro-forma gross EBITDA was equal to about Euro 1.9 billion. The pro-forma aggregate profit, net of taxes, was equal to Euro 521 million. As at December 31, 2007, the net financial debt amounted to about Euro 5.8 billion. The debt/equity ratio was equal to 0,89x;
- also proceeded to read the proposal submitted by the Management Board as to the allocation of the profits for the period:
"to allocate the profit for the period, equal to Euro 85,699,195, as follows:
a. Euro 4,284,960 to the legal reserve;
b. Euro 6,203,100 to the reserve under Article 6, paragraph 2, of Legislative Decree no. 38 of February 28, 2005;
c. to distribute the residual part to the shareholders by way of dividend, so as to ensure a remuneration of Euro 0.097 per each outstanding ordinary share, drawing the necessary amount from the other reserves.
For information purposes only, it is reported that, with regard to the number of shares

outstanding as at March 27, 2008 (equal to no. 3,085,470,427 shares, taking account of no. 47,434,850 treasury shares in the portfolio), the distribution of the abovementioned dividend of Euro 0.097 would amount to Euro 299,290,632 and then the withdrawal from the other reserves would be equal to Euro 224,079,497.
No tax credit is attributable to the dividend, and, depending on the recipients, is subject to the source-withholding tax or partially contributes to the formation of the taxable income.
The dividend will be paid starting from June 26, 2008, with a ex-coupon date of June 23, 2008.";
- reported that the Supervisory Board had resolved, in its meeting of April 28, 2008, to share the proposal submitted by the Management Board as to the allocation of the profit for the period and the distribution of dividends;
- informed that he would proceed to read the report of the Supervisory Board as prepared pursuant to Article 153 of the TUF.
The general manager Gianpietro Borghini then took the floor in his capacity as the representative of the Municipality of Milan and proposed to omit the reading of the report of the Supervisory Board, taking account that the document had been distributed to all attendants and had also been filed pursuant to law with the registered office, CONSOB, Borsa Italiana and published on the company' website starting from May 15, 2008.
The Chairman put to the vote the proposal to omit the reading of the report of the Supervisory Board.
The Chairman declared that, at the beginning of voting, no. 251 (two hundred and fifty-one) shareholders were present in person or by proxy, representing no. 2,002,398,372 (two billion, two million, three hundred and ninety-eight thousand, three hundred and seventy-two) shares equal to 63.92% (sixty-three point ninety two per cent) of the share capital.
The Chairman opened voting on the proposal to omit the reading of the report of the Supervisory Board, asking those favourable to raise their hands and those against or those who had abstained to raise their hands announcing his/her name and the number of shares. It was 11:59 a.m..
The proposal was unanimously approved.
The names of the persons who had cast a favourable or dissenting vote or had abstained or had not voted and the related number of shares represented in person or by proxy, were reported in the list attached to these minutes under letter D).
The Chairman asked the shareholders wishing to take the floor on the first item on the agenda to sign up in advance by giving their names to Mr. Mario Mistretta, the Notary Public, and invited them to announce his/her name before each intervention and the reply, if any.
The Chairman declared the discussion open, and reserved the right to reply to the questions, if any, at the end of the interventions.
Mr. Gianfranco D'Atri, who was present by proxy of shareholder Francesco Pizzuti, asked to take the floor and started by expressing his hope that minority shareholders too get a fair say in the meeting. He then brought attention to a few procedural issues of the new company and asked, specifically, to what extent a shareholders' meeting was authorised to discuss and approve the financial statements under the dualistic governance system, considering that it had already been approved by the Supervisory Board.
Secondly, in his view, the proposed allocation of profits had not thoroughly been discussed as required by law and therefore asked it to be duly addressed in all its legal and financial aspects, explaining how was the amount of the Euro 0.097 dividend decided. He also

requested clarification on why reserves had been used to distribute profits.
He finally addressed the shareholders reminding them that the company is to be considered, for all purposes, a public company, so the priority is to help it grow in the interest of all shareholders, not only of its public shareholder, which now faces a conflict of interest, since its institutional duty is to safeguard its citizens, who are users of its services too.
He therefore invited shareholders to approve the financial statements, informally though, given the previous remarks, and expressed his intention to vote against the proposed distribution of dividends, at least until detailed clarifications have been given on the payout policy adopted.
The Chairman then set a five minute limit for shareholders who wished to take the floor.
The shareholder Arturo Buzzi started by declaring:
"We convene today only to approve the allocation of the A2A profits, as per the By-laws based on the "Dualistic governance system". Upon approval of the merger of AEM/ASM into A2A, I voted against the new By-laws, because of the intermingling of responsibilities between Supervisory and Management Boards, which left minority shareholders unprotected.
In this regard, the CONSOB Chairman, Lamberto Cardia, and some of the most distinguished researchers and professors of commercial law have already voiced their doubts and criticized the flaws brought into our system by the careless adoption of the German legislation, where the Aufsichrat, unlike our corresponding Supervisory Board, includes representatives of both minority shareholders and employees.
In the Italian legal system, see A2A, the shareholders' meeting has been deprived of its powers (and the minorities of their already negligible powers), without, however, cutting the umbilical cord connecting the controlling shareholder, which is heavily present in the Supervisory Board and is empowered to adopt strategies, as well as to appoint a Management Board, which, in turn, is responsible for implementing the strategies defined by the Supervisory Board.
"Dualistic governance" in public companies has recently been under fire for reasons of efficiency and costs, since this structure is often adopted to dodge European regulations on competition and on the assignment of public services, in violation of users' rights to the lowest tariffs.
Far greater concerns arise when the system is adopted by a mixed public-private company, since the main problem in this case is preventing the public shareholder from forcing decisions that could harm both the Company and minority shareholders.
In order to grasp the divide between public shareholder and minority interests, allow me to recall the AEM shareholders' meeting of 29.04.03, when the Municipality of Milan, amidst cheers from some of the shareholders paying less attention, imposed the distribution of a dividend twice the amount of operating profit actually earned, a "dividend non-dividend" to be found by using up almost all reserves previously allocated by AEM.
This rash (to say the least) decision was taken because of the Municipality of Milan's urgent and imperative need to find hard cash to cover the current costs for the salary increases of its employees, following the new CCNL (*Contratto Collettivo Nazionale di Lavoro*, National Collective Labour Agreement), resorting to the one option it had then of increasing its actual revenues and preventing the rejection of its accounts: to cash in a larger than budgeted amount of share dividends, since the law prohibits raising loans to cover current expenditure.
The damage done to minority shareholders of AEM was seen only four months later, on 4.08.03, when the extraordinary shareholders' meeting of AEM was called to authorize the

Company to access bank lending by raising (heavy) loans to finance its investment plan.
In other words, minority shareholders of AEM were called to kindly cover the current expenditure of the Municipality of Milan, the majority shareholder of AEM, by receiving less future dividends from their Company, instead of through local taxes as Milanese citizens who are also users of the municipal services (most of them were actually not). There are no words to adequately describe the blatant abuse of power wielded then by the majority and controlling shareholder.
The point, recorded in the minutes of the AEM shareholders' meetings, is known today only because minority shareholders were not reduced to silence then by a ploy named "dualistic governance", which, in this specific case, appears to be downright illegitimate.
These things can no longer happen, not so much for a question, hopefully, of fairer conduct by Municipal administrations, as for the fact that this flaw will be remedied by whoever is empowered to make the appropriate changes to the company's By-laws. I wish to bring this point to the kind attention of the Supervisory Board, and the whole matter to the Brescia and Varese Administrations in particular, so they can determine the consequences they might possibly face.".
The shareholder Arturo Buzzi then gives the Chairman of the meeting the following Notice sent to the Supervisory Board:
"From the report of the Supervisory Board, under point g) of the part reserved for AEM S.p.A., I note that the Board of Statutory Auditors of AEM has delivered to the Supervisory Board the minutes of 11.02.08, together with the results of the preliminary investigation on the complaints submitted pursuant to Article 2408 of the Italian Civil Code. I have no knowledge whatsoever of the above points, having received no word from the Board of Statutory Auditors of AEM, nor by the Supervisory Board of A2A. This is clearly a simple misunderstanding but I now explicitly ask to solve.
In any case, the document I shall receive is to be representative of the new corporate Body, the Supervisory Board of A2A, and indicative of its thoughts.
My hope is that this prolonged dispute over the shareholders' right to peruse the documents explicitly mentioned in the resolution, endorsing their content and of the decisions formulated in the meeting, can finally cease.".
Mr. Luigi Santo Chiari, in his capacity as the legal representative of the cooperative FRATERNITA' cooperative, established for the labour market integration of disabled people, asked to take the floor. In his view, the common aim of both A2A S.p.A. and the cooperative FRATERNITA' was to produce benefits for its shareholders-citizens. He recalled their previous successful experiences carried out between ASM and Solco Brescia for social purposes, and then hoped that the Supervisory and Management Boards of A2A S.p.A., in keeping with the past, would take these efforts in due consideration. To conclude, he proposed to symbolically enter the jobs granted to the disabled in the accounts, given their social usefulness.
Mrs. Marianna D'Atri, who was present by proxy of shareholder Stella D'Atri, then took the floor and asked for details on the company's business plan for the short and long term, from a local and global perspective. She also requested information on the prospects concerning the use of renewable energy sources and the plans, if any, of energy saving incentives.
Mr. Domenico Le Pera, who was present by proxy of the company D&C GOVERNANCE S.r.l., then took the floor and asked for clarifications on the reasons that have led to the adoption of a dualistic governance system. He also pointed out that the company A2A

interacts with different types of stakeholders, each with their distinctive interests: private investors, for instance, are basically concerned with transparency, whereas public investors look mainly towards providing citizens with efficient services. He therefore believed that the company should invest in the interaction with the various types of stakeholders. He also reminded the company's management to keep a constant watch over the effectiveness of the dualistic governance system. To conclude, he urged the Chairman to furnish details on the guidelines regarding the governance policy as to subsidiary and investee companies.
Mr. Marco Cippelletti, who was present by proxy of the shareholder AMBER MASTER FUND (CAYMAN) SPC, asked to take the floor and expressed his intention to vote for the resolutions on the agenda. His address focused on the perception of the A2A stock on the stock exchange: in a general context where the combination of utilities is warmly welcomed by the market, he pointed out that the performance of the A2A stock has been affected so far by the news appearing in the press on clashes regarding management and governance, which have made investors believe that the company is poorly managed.
He hoped, therefore, that such concerns will eventually fade away.
The shareholder Luigi Girelli Consolaro took the floor and started firstly by saying that the questions he was about to put to the Chairman could not be pertinent to the items on the agenda. He then asked what plans on nuclear energy were there in store for A2A and, in particular, how future investments in the field were to be financed. He also asked if the recent heavy rainfalls had increased profits in the production of hydroelectric energy, and if new business partnerships were being planned with other organizations in the near future of A2A.
Mr. Giampaolo Morabito, who was present by proxy of the shareholder Umberto Zola, took the floor and asked if new combinations were being considered with other municipal companies, in particular with those from the Ligurian-Piedmontese area.
Since nobody else asked to take the floor, the Chairman Capra went on to reply to the questions that had been submitted to him.
The Chairman firstly pointed out that the financial statements had been previously approved by the Supervisory Board in the proper venue, and deemed it unnecessary to provide further clarifications.
Secondly, he stressed that A2A is the first non-banking entity in Italy to adopt the dualistic governance system. Although he admitted that the lack of a precedent could obviously create a few physiological problems, he believed that the said governance model is the system that best protects both shareholders and clients, who are also users of the services provided by A2A. In this view, a key role is played by the mechanism of controls typical of the dualistic governance system.
To conclude, he considered the news on internal feuds appearing in the press to be groundless, and pointed out that much has been done by the company's Management in these few months after the merger, as evidenced by the approval of an important business plan relating to the four-year period 2008/2012.
The Chairman Capra then invited the Chairman of the Management Board, Mr. Giuliano Zuccoli, to step in and continue with the answers.
To start with, Mr. Zuccoli explained the reasons why the distribution of profits had been technically dubbed as a distribution of reserves. He explained that three financial statements existed in relation to the 2007 financial year: the accounts of AEM S.p.A., ASM S.p.A. and AMSA HOLDING S.p.A.. The dividend that it had been decided to distribute was a sum of the result arising from the three abovementioned accounts. Such an anomaly was clearly a result

of the merger, and required the actual distribution of profits separately earned by the companies AEM S.p.A., ASM S.p.A. and AMSA HOLDING S.p.A. in the 2007 financial year to be technically classified as a distribution of reserves. Mr. Zuccoli then declared that one of the company's objectives would be to distribute each year at least the same dividend as the previous year, increased by 5%: in detail, the dividend of that year was based on the sole profits earned by ASM S.p.A., as AEM S.p.A. and AMSA HOLDING S.p.A. did not produce them, with a payout equal to 58%.
Mr. Zuccoli went on by examining the prospects of A2A as a multi-utility company and stated its intention to become a gas operator in the near future. Regarding the environmental issue, he pointed out that the A2A is currently considered a leader in Italy thanks to its WtE plant in Brescia: investments in research now focus on the treatment of ashes left over after the WtE process, and that the company also intends to expand as provider of network services.
Further details on all these points are found in the 2008-2012 business plan, which gives a realistic estimate of the profit increase rate, considered, for this reason, far too prudent by the market.
When going on to analyse the company's foreign prospects, Mr. Zuccoli stressed that A2A has a leading role in the disposal of the waste in the City of London and has recently acquired a district heating plant in France. A further point to take into account is that the investee company EDISON has several operations underway in Greece and Turkey.
At this point, the Chairman of the Shareholders' Meeting invited Mr. Renato Ravanelli, the member of the Management Board, and General Manager of the Corporate and Market Area of A2A, to add a few figures to the words of the Chairman of the Management Board, providing some quantitative data: Mr. Ravanelli specified that it is expected to invest 2.5 billion Euro, with an annual operating growth characterised by a 7.5% increase in EBITDA. He also pointed out that the company A2A is a sound organization with the strength, in perspective, to generate and pay dividends.
Mr. Zuccoli took the floor again to furnish further answers to the previous queries: as far as nuclear energy is concerned, he believed it to be the only real option to pollution today, and endorsed the recent opening on a return to nuclear power by various members of the government coalition, stating that A2A will be ready if and when all legislative requirements have been met.
As to the production of electric energy, he acknowledged that the increased rainfalls should proportionally raise profits for the company; after amortizing fixed costs, all the surplus energy produced is profit, since the incidence of variable costs is relative: he pointed out, however, that rainfalls in 2008 so far are on average, whereas 2007 was a drought year.
To conclude, he expressed his opinion on the recent combinations that have brought utilities into the limelight and upheld that, in this view, the merger AEM S.p.A.-ASM S.p.A. has set other organizations in motion.
The Chairman of the meeting invited those who had taken the floor to a short reply, if any.
Mr. Gianfranco D'Atri took the floor again and asked the meeting to set rules aimed at preventing future discussions on the duration of interventions at the meeting. He also found it odd that no public shareholder had taken the floor yet. Following the clarifications given by the Chairman of the Management Board, Mr. Giuliano Zuccoli, he finally expressed his intention to vote for the distribution of dividends, on the condition, he suggested, that the part of the proposed resolution under the first item on the agenda, letter a), relating to the approval of the financial statements was cancelled, since he considered its approval inappropriate.

At this point, the Chairman, Mr. Renzo Capra, stressed that the proposed resolution under the first item on the agenda referred exclusively to the "proposed allocation of profits for the financial year ended December 31, 2007, and distribution of dividends.

Mr. Gianfranco D'Atri then observed that shareholders had been given a flawed document and recommended greater attention in the future.

Mrs. Marianna D'Atri then took the floor and reiterated her suggestion to increase exposure of the company's business plan.

Mr. Domenico Le Pera then intervened and emphasized the need to invest more in communication with the various types of stakeholders.

The Chairman undertook to draw up the Shareholders' Meeting Rules soon.

Since nobody else asked to take the floor, the Chairman put to the vote the following proposed

resolution:

1) Proposed allocation of profits for the financial year ended December 31, 2007, and distribution of dividends.

Before voting started, the Chairman invited the shareholders present or their proxies not to leave the meeting until the voting procedures had ended and invited those present to declare again any lack of entitlement to vote.

The Chairman declared that it was 1:04 p.m. and that, at the beginning of voting, no. 250 (two hundred and fifty) shareholders were present in person or by proxy, representing no. 2,002,388,292 (two billion, two million, three hundred and eighty-eight thousand, two hundred and ninety-two) shares equal to 63.91% (sixty-three point ninety one per cent) of the share capital.

The Chairman invited:

- those favourable to raise their hands;
- those against to raise their hands and announce his/her name and the number of shares;
- those abstaining from voting to raise their hands and announce his/her name and the number of shares.

In order to verify that votes had been correctly counted, however, the Chairman requested those against and those who had abstained to cast their votes also using pink coupon no. 1 in the voting card, putting a cross in the appropriate box and handing it to the staff responsible for collection.

The Chairman declared the voting closed and announced the results.

The proposal was approved by the majority:

Favourable votes no. 2,002,363,793 (two billion, two million, three hundred and sixty-three thousand, seven hundred and ninety-three) votes;

Opposing votes no. 999 (nine hundred and ninety-nine) votes cast by shareholder Arturo Buzzi, who declared that he was preliminarily contrary to distribute reserves if there were no specific reasons;

Abstained: no. 23,500 (twenty-three thousand and five hundred) of which:

- 15,200 (fifteen thousand and two hundred) votes cast by DKR FUSION HOLDING LTD represented by Mr. Francesco Arcari;
- 2,600 (two thousand and six hundred) votes cast by DKR NEUTRINO HOLDING FUND LTD, represented by Mr. Francesco Arcari;
- 5,700 (five thousand and seven hundred) votes cast by DKR NEUTRINO HOLDING FUND LTD, represented by Mr. Francesco Arcari.

The names of the shareholders who had cast a favourable or dissenting vote or had abstained or had not voted, and the related number of shares represented in person or by proxy, were reported in the list which is attached to these minutes under letter E).

2) Purchase and disposal of treasury shares; inherent and consequent resolutions.

When going on to discuss the second item on the agenda, the Chairman recalled that the proposed purchase of treasury shares was resolved by the Management Board on March 27, 2008, approved by the Supervisory Board on May 12, 2008, and made available to the public, at Borsa italiana, CONSOB, the registered office and published on the company's website www.a2a.eu on May 15, 2008.

At this point, the general manager Danilo Maiocchi, representing the Municipality of Brescia, asked to take the floor and stated as follows:

"Chairman, Board Members, Shareholders, as you all know, the recent elections have brought a change of hand in the local government of Brescia.

The new Administration is now in place, although the change took place just when the management and supervisory bodies of A2A were being formed.

Owing to the co-occurrence of the two events, the current Administration has had no time to establish all necessary relations with the Supervisory Board and to delve into the matter.

In compliance with the responsibilities and powers of direction and control granted by the By-laws to the corporate bodies, the Municipality deems it a duty to fully exercise its role as shareholder and to carefully examine the purposes and procedures provided for in the point at hand, and the strategic policies of A2A, and to share them with the Municipality of Milan in their capacity as controlling shareholders.

In this context, the Municipality of Brescia believes it needs further time to look into the purposes of the proposed purchase of treasury shares on the agenda of this Shareholders' Meeting, in light also of the rapidly evolving national and international competitive scenario.

The Municipality of Brescia asks to promptly gather and study the foregoing points in order to come to a common understanding.

For these reasons, the Municipality of Brescia believes it appropriate to defer the discussion of the second item on the agenda to a later shareholders' meeting.".

The general manager Gianpietro Borghini, representing the Municipality of Milan, intervened and declared that the Municipality of Milan agrees with the Municipality of Brescia's proposal to postpone the foregoing decision to a later meeting.

Mr. Gianfranco D'Atri asked to take the floor to point out that postponing the resolution virtually means casting a no vote.

Mr. Marco Cippelletti intervened to stress that a deferral would be an untimely decision, since news of the buyback has already been released to the market, and that the purchase of treasury shares might, hopefully, spark off new mergers. He therefore declared his abstention from voting.

The councillor Dario Guerini, representing the Municipality of Bergamo, asked to take the floor, and after acknowledging the Municipality of Brescia and the Municipality of Milan's position, expressed the Municipality of Bergamo's intention to abstain from voting.

Mr. Gianfranco D'Atri then took the floor again and suggested the Municipality of Brescia and the Municipality of Milan to abstain from voting the resolution under the second item on the agenda, and proposed to adjourn the meeting for a few minutes in order for shareholders the Municipality of Brescia and the Municipality of Milan to discuss and reach a common mind.

The Chairman adjourned the meeting at 1:19 p.m..

The meeting reconvened at 1:35 p.m.. By roll call, the Secretary ascertained that no. 249 (two hundred and forty-nine) shareholders were present in person or by proxy, representing no. 2,002,288,292 (two billion, two million, two hundred and eighty-eight thousand, two hundred and ninety-two) ordinary shares out of no. 3,132,905,277 (three billion, one hundred and thirty-two million, nine hundred and five thousand, two hundred and seventy seven) ordinary shares, with a par value of Euro 0.52 (zero point fifty-two) each, overall representing 63.91% (sixty-three point ninety one per cent) of the share capital of Euro 1,629,110,744.04 (one billion, six hundred and twenty-nine million, one hundred and ten thousand, seven hundred and forty-four point zero four).
The Chairman put to the vote the proposal made by the Municipality of Brescia, shared by the Municipality of Milan, to:
"postpone the resolution under item two on the agenda to a subsequent meeting.".
The Chairman declared that it was 1:41 p.m. and that, at the beginning of voting, no. 249 (two hundred and forty-nine) shareholders were present in person or by proxy, representing no. 2,002,288,292 (two billion, two million, two hundred and eighty-eight thousand, two hundred and ninety-two) shares equal to 63.91% (sixty-three point ninety one per cent) of the share capital.
The Chairman invited:
- those favourable to raise their hands;
- those against to raise their hands and announce his/her name and the number of shares;
- those abstaining from voting to raise their hands and announce his/her name and the number of shares.
In order to control the exact recording of votes, the Chairman called votes against and abstentions one by one, so they can announced their vote.
The Chairman declared the voting closed and announced the results.
The proposal was approved by the majority:
Favourable votes no. 1,860,766,501 (one billion, eight hundred and sixty million, seven hundred and sixty-six thousand, five hundred and one) votes;
Opposing votes no. 18,179,880 (eighteen million, one hundred and seventy-nine thousand, eight hundred and eighty) votes cast by the shareholders referred to in the list of names attached to these minutes under letter F);
Abstained: no. 123,332,848 (one hundred and twenty-three million, three hundred and thirty-two thousand, eight hundred and forty-eight) votes cast by the shareholders referred to in the list of names attached to these minutes under letter F);
Non-voting shares: no. 9,063 (nine thousand and sixty three) shares of which:
- 9,000 (nine thousand) registered in the name of shareholder Francesco Pizzuti, represented by Mr. Gianfranco D'Atri, who declared that he did not intend to vote as he did not consider legitimate the proposed resolution in question;
- 10 (ten) shares registered in the name of D&C GOVERNANCE S.r.l. represented by Mr. Domenico Le Pera;
- 3 (three) shares registered in the name of Mr. Umberto Zola, represented by Mr. Giampaolo Morabito;
- 50 (fifty) shares registered in the name of Mrs. Stella D'Atri, represented by Mrs. Marianna D'Atri.
In order to control the exact recording of votes, the Secretary called votes against, abstentions or non-votes one by one.

END

The names of the shareholders who had cast a favourable or dissenting vote or had abstained or had not voted, and the related number of shares represented in person or by proxy, were reported in the list which is attached to these minutes under letter F).
There no being other item on the agenda to discuss, the Chairman thanked those present the declared the Shareholders' Meeting closed, at 1:52 p.m..
Below are listed the documents attached to these minutes to form an integral and material part hereof:
- under letter A), the list of names of the persons attending the meeting, in person or by proxy, and the number of their respective shares;
- under letter B), the list of names of the shareholders who have cast a favourable or dissenting vote or have abstained or have not voted, and the related number of shares represented in person or by proxy, as to the proposed appointment of the secretary to the shareholders' meeting;
- under letter C), the list of names of the shareholders who have cast a favourable or dissenting vote or have abstained or have not voted, and the related number of shares represented in person or by proxy, as to the proposed appointment of the vote counters;
- under letter D), the list of names of the shareholders who have cast a favourable or dissenting vote or have abstained or have not voted, and the related number of shares represented in person or by proxy, as to the proposal to omit the reading of the report of the Supervisory Board drawn up pursuant to Article 153 of the TUF;
- under letter E), the list of names of the shareholders who have cast a favourable or dissenting vote or have abstained or have not voted, and the related number of shares represented in person or by proxy, as to the first item on the agenda;
- under letter F), the list of names of the shareholders who have cast a favourable or dissenting vote or have abstained or have not voted, and the related number of shares represented in person or by proxy, as to the proposal to postpone the resolution under item two on the agenda to a subsequent resolution;
- under letter G), the list of names of the movements of the persons attending the meeting in person or by proxy, and the number of their respective shares.

END